NO ACT

PE
1-20-12




12025697

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 20, 2012

James E. Parsons
Exxon Mobil Corporation
james.e.parsons@exxonmobil.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-20-12

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2012

Dear Mr. Parsons:

This is in response to your letters dated January 20, 2012 and February 29, 2012 concerning the shareholder proposal submitted to ExxonMobil by the New York State Common Retirement Fund; Trillium Asset Management Corporation on behalf of Louise B. Rice; the Unitarian Universalist Association of Congregations; the Funding Exchange; and the Pride Foundation. We also have received letters on behalf of the proponents dated February 23, 2012, March 2, 2012, and March 5, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@strategiccounsel.net

March 20, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2012

The proposal requests that ExxonMobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that ExxonMobil's policies, practices, and procedures do not compare favorably with the guidelines of the proposal and that ExxonMobil has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(7).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Sanford Lewis [*** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, March 05, 2012 8:54 AM
To: shareholderproposals
Cc: james.e.parsons@exxonmobil.com; Jenika Conboy; Pat Doherty
Subject: Exhibit Re: Exxon Mobil EEO Proposal - Supplemental Reply of Proponent

March 5, 2012

Ladies and Gentlemen:

On behalf of the New York State Common Retirement Fund, enclosed find the exhibit to our supplemental reply to the supplemental no action request letter from Exxon Mobil of February 29 regarding the proposal on the Company's EEO policy. This exhibit contains excerpts from the Human Rights Campaign's Corporate Equality Index 2012, documenting the lowest in class ratings of Exxon Mobil on sexual orientation and gender identity discrimination.

The full report is also available online at http://sites.hrc.org/documents/CorporateEqualityIndex_2012.pdf

Our supplemental reply letter, for which this is an exhibit, was transmitted in a prior email on Friday, March 2.

Sincerely,

Sanford Lewis

Sanford Lewis, Attorney
PO Box 231
Amherst, MA 01004-0231

*** FISMA & OMB Memorandum voicemail and text messages
413-549-7333 direct office line
*** FISMA & OMB Memorandum mobile***
781 207-7895 fax

CORPORATE EQUALITY INDEX 2012


HUMAN
RIGHTS
CAMPAIGN
FOUNDATION

Rating American Workplaces on Lesbian, Gay, Bisexual and Transgender Equality





99% PROHIBIT DISCRIMINATION BASED ON SEXUAL ORIENTATION

80% PROHIBIT DISCRIMINATION BASED ON GENDER IDENTITY

89% OFFER DOMESTIC PARTNER HEALTH INSURANCE

33% OFFER TRANSGENDER-INCLUSIVE HEALTH CARE COVERAGE PLAN

66% COMPETENCY TRAINING, RESOURCES OR ACCOUNTABILITY MEASURES

83% LGBT EMPLOYEE RESOURCE GROUP OR DIVERSITY COUNCIL

81% ENGAGE IN A PUBLIC COMMITMENT TO THE LGBT COMMUNITY

CORPORATE EQUALITY INDEX 2012

Rating American Workplaces on Lesbian, Gay, Bisexual and Transgender Equality

The Human Rights Campaign Foundation's Corporate Equality Index is celebrating its10th anniversary, capping a decade of remarkable progress. Since 2002, the HRC Foundation's work with the CEI has transformed workplace policies in many of the nation's major corporations, allowing lesbian, gay, bisexual and transgender employees to work productively and free of discrimination.

New ground was broken in 2002 when the HRC Foundation embarked on a strategy to change the lives of LGBT employees by creating an index that would assess how corporate America was treating LGBT employees. The trail that was blazed together with corporate partners has shone across boardrooms and on factory floors throughout the United States and beyond — demonstrating where successful business is being done, LGBT equality has become the norm.

By 2011, as the direct result of the collaborative partnerships the HRC Foundation has fostered with businesses across the country, that number ratcheted up to 337 major businesses — representing employers of nearly nine million U.S. workers — who earned a 100 percent rating and the coveted "Best Places to Work for LGBT Equality" designation.

Three years ago, the HRC Foundation launched on an ambitious project to raise the bar on a set of key CEI rating criteria so that a 100 percent score would reflect the best in class practices of LGBT inclusion in the workplace.

This year's CEI tells a powerful story of American businesses working to meet that higher bar. **A remarkable 190 businesses succeeded in scoring 100 percent.** This rating reflects equal health care coverage for all LGBT employees and their families, including full parity for domestic partner benefits not only in basic medical coverage, but in dependent care, retirement and other benefits that affect families' financial and medical well-being. The 100 percent rating signifies groundbreaking coverage for medically necessary care of transgender individuals — a community that has historically been categorically denied medical coverage.

This year's CEI also rated businesses' demonstrated commitment to a robust LGBT organizational competency program that enhances an inclusive work environment, a public commitment to the LGBT community in the form of philanthropy, support for LGBT equality under the law, supplier diversity and other efforts aimed at broadly engaging with our community.

LGBT people are an integral part of the American workforce and, similarly, the benefits and protections of employment are crucial to our community as we continue to work for full inclusion. This report represents huge strides for LGBT people. I hope you find it as hopeful and inspiring as I do and that it can be used to improve your own workplace.

I want to thank the many people, organizations and individuals who have had the courage and perseverance that has fueled the decade of progress reflected in our 10th CEI report.

Sincerely,

Joe Solmonese, President
Human Rights Campaign Foundation

Corporate Equality Index by the Numbers: A Decade of Progress

The past decade of the Corporate Equality Index represents enormous change in the ways corporate America has prioritized the protection, recruitment and retention of LGBT employees. The largest and most successful U.S. businesses have proven — across industry and geography — that LGBT workplace equality is good for business.

In the first year of the CEI a decade ago, 13 businesses achieved a top score of 100 percent.

Now, in this first year of businesses being evaluated by the New CEI criteria, 190 businesses achieved a top rating of 100 percent.

In its debut year in which 319 participants were rated, the CEI noted that most of the largest U.S. employers fell within the middle of the ratings bell curve: workplace protections on the basis of sexual orientation, domestic partner health care benefits and some internal inclusion practices were becoming more common but transgender inclusion lagged.

Serving as a road map for businesses trying to earn a perfect rating, the CEI report enumerated the best practices for ideal employers among the LGBT community. Now in its 10th year, the CEI has moved the needle of change for previously average-rated employers, with a majority of the 636 participating employers this year ranking above 80 percent.

The CEI paved the way for early industry leaders in LGBT workplace inclusion to inspire rapid change among competitors. In the 2006 CEI, the HRC Foundation surveyed the American Lawyer 200, a listing of the 200 largest law firms in the country, for the first time, bringing participation from seven firms to 29. Over 130 of the top 200 law firms now participate in the CEI, and the opportunity for firms to rank as best in class for LGBT workplace inclusion drove them to become the most represented industry among the 100 percent-rated participants, with 55 law firms reaching this top tier in 2012.

Year after year, participants have successfully used the CEI guideposts and HRC Foundation staff as resources to push themselves towards the gold standards captured by the CEI criteria. The CEI standards have most dramatically shifted the way the largest U.S. businesses have incorporated transgender protections and benefits in the workplace. In 2002, only 5 percent of participants included "gender identity" in their non-discrimination policy. Today, 80 percent of participants have implementing this basic, yet crucial, protection for employees.

Fortune 500	2002	2006	2012
Sexual Orientation in Non-Discrimination Policy	61%	88%	88%
Gender Identity in Non-Discrimination Policy	3%	25%	50%

Even among non-participants, the CEI has helped create market norms where LGBT workplace equality is essential to staying relevant among competitors. The evolution of workplace protections among the Fortune 500 in the past decade reflects the progress seen among participating companies in the CEI, further demonstrating the improved landscape in which LGBT employees now work.

(Raw Numbers)

2012

190

197

78

71

52

31

15

2

[illegible]	2012
Law Firms	55
Banking and Financial Services	22
Consulting and Business Services	14
Retail and Consumer Products	14
Food, Beverages and Groceries	12
Insurance	7
Health care	6
Manufacturing	6
Computer Hardware and Office Equipment	5
Hotels, Resorts and Casinos	5
Pharmaceuticals	5
Computer Software	4
Energy and Utilities	4
Automotive	3
Chemicals and Biotechnology	3
Computer and Data Services	3
Internet Services and Retailing	3
Telecommunications	3
Aerospace and Defense	2
Airlines	2
Apparel, Fashion, Textiles, Dept. Stores	2
Entertainment and Electronic Media	2
High-Tech/Photo/Science Equip.	2
Home Furnishing	1
Mail and Freight Delivery	1
Mining and Metals	1
Miscellaneous	1
Oil and Gas	1
Transportation and Travel	1



Progress at the Fortune-Ranked Companies

This year marked the sixth time the Fortune 1000 list of the largest publicly traded companies was invited to take part in the Corporate Equality Index survey. The Fortune 500 list has been invited each year since 2002.

A record 277 of the Fortune 500-ranked businesses have official CEI ratings based on submitted surveys (as compared to 263 last year), with an average rating of 78. Eighty-eight of the Fortune 500-ranked businesses achieved a 100 percent rating, with ten of the top 20 Fortune-ranked businesses at this top score.

Eighty-six percent of the Fortune 500 include "sexual orientation" in their non-discrimination policies and 50 percent include "gender identity." The majority of the total Fortune 500 — 60 percent — offer equivalent medical benefits between spouses and partners and 19 percent offer transgender-inclusive health care benefits, including surgical procedures.

Ten of the top 20 Fortune-ranked companies received 100% ratings	Fortune1000	2012 CEI Score
Wal-Mart Stores Inc.	1	60
Exxon Mobil Corp.	2	-25
Chevron Corp.	3	100
General Electric Co.	4	60
Bank of America Corp.	5	100
ConocoPhillips	6	55
AT&T Inc.	7	100
Ford Motor Co.	8	100
JPMorgan Chase & Co.	9	100
Hewlett-Packard Co.	10	100
Berkshire Hathaway Inc.	11	15
Citigroup Inc.	12	100
Verizon Communications Inc.	13	20
McKesson Corp.	14	60
General Motors Co.	15	80
AIG	16	85
Cardinal Health Inc.	17	100
CVS Caremark Corp.	18	75
Wells Fargo & Co.	19	100
International Business Machines Corp. (IBM)	20	100

Businesses Commitment to LGBT Employees	All Fortune 500	Fortune 500 Participants	Fortune 500 Non-Responders
Sexual Orientation in Non-Discrimination Policy	86%	98%	70%
Gender Identity in Non-Discrimination Policy	50%	77%	14%
Domestic Partner Health Benefits	60%	95%	15%
Transgender-Inclusive Benefits	19%	34%	0%
Organizational Competency Practices	36%	64%	0%
Public Commitment to the LGBT Community	46%	82%	0%
Average Score	50	78	13

2012 Corporate Equality Index Rating System and Methodology

Launched a decade ago, the HRC Foundation Corporate Equality Index has served as a road map and progress report for major U.S. businesses' adoption of inclusive policies, practices and benefits for lesbian, gay, bisexual and transgender employees.

In addition to growing the number of highly-rated employers, the CEI has seen success in the reach of the survey. **The number of employers rated from the first CEI to the present has expanded from 319 to 636**, encompassing all major industry sectors and geographic regions of the U.S.

In just under a decade, the CEI has become the foremost benchmark for businesses to gauge their level of LGBT workplace inclusion against competitors.

What Businesses Are Rated

The largest and most successful U.S. employers are invited to participate in the CEI and are identified through the following lists:

- ***Fortune* magazine's 1,000 largest publicly traded businesses (2010 Fortune 1000) and**
- ***American Lawyer* magazine's top 200 revenue-grossing law firms (2010 AmLaw 200).**

Additionally, any private-sector, for-profit employer with 500 or more full-time U.S. employees can request to participate.

How Ratings Are Used


SEARCH

The CEI is the primary source of data for two key HRC Foundation resources aimed at LGBT and allied consumers, employees, shareholders and prospective employees. They are:

- ***HRC Foundation Employer Search***, a free online database of thousands of private and public sector U.S. employers available at **www.hrc.org/employersearch**.
- ***Buying for Workplace Equality 2012***, a consumer-oriented guide based on CEI ratings, available at **www.hrc.org/buyersguide**. Coinciding with the start of the winter holiday and shopping season, the guide is distributed via print, online and smartphone applications to thousands of LGBT consumers — estimated to have a cumulative spending power of $743 billion, according to Witeck-Combs market research. This accessible reference has given over 1 million consumers easy access to the CEI ratings corresponding to recognizable consumer brands. ▶

'BEST PLACES TO WORK'

Businesses that achieve a rating of 100 percent in this report are recognized as "Best Places to Work for LGBT Equality" and are welcome to use this distinction in their recruitment and marketing efforts.


HUMAN RIGHTS CAMPAIGN
2012
BEST
PLACES TO WORK
for LGBT Equality
100% CORPORATE EQUALITY INDEX

The Evolution of the Criteria

The HRC Foundation is committed to maintaining a rigorous, fair, attainable and transparent CEI rating system. Apart from the survey process itself, HRC Foundation staff work year-round to develop tools for employers to meet the criteria through online resources and direct consultation. Resources for each of the criteria are available at **www.hrc.org/workplace.**

The HRC Foundation continually examines the criteria and gathers input to guide the future of the criteria. Changes to the CEI criteria are necessary to account for:

1. **The changing landscape of legal protections for LGBT employees and their families, both federally and from state to state, and**
2. **Emerging best practices to meet the needs of LGBT employees and ensure that LGBT employees are treated fairly in the workplace.**

The HRC Foundation is committed to providing at least 12 months' advance notice of any criteria changes.

Criteria Evolution Timeline

2002

The first CEI rated employers strictly on seven criteria which remain the basis for today's scoring system. The original criteria were guided in part by the Equality Principles, 10 touch points for businesses demonstrating their commitment to equal treatment of employees, consumers and investors, irrespective of their sexual orientation and gender identity or expression.

2004

The HRC Foundation released the second version of the criteria, with greater weight given to comprehensive domestic partner benefits and to transgender-inclusive health care coverage options. **These criteria went into effect in 2006 and remained in effect through 2010** (for the CEI 2011 report).

2009

The HRC Foundation announced the third version of the criteria, with comprehensive requirements for partner benefits, transgender-inclusive benefits, organizational competency on LGBT issues and employers' public commitment to equality for the broader LGBT community. **These criteria went into effect in 2011** (for the CEI 2012 report).









New Criteria

There were four main objectives of the criteria changes effective for this year's 2012 [illegible]

- Provide equal benefits for same-sex partners and spouses
- End benefits discrimination for transgender employees and dependents
- Demonstrate firm-wide organizational competency on LGBT issues
- Demonstrate firm-wide public commitment to the LGBT community

The shaded text below indicates new or revised criteria effective in the CEI 2012 report.

Criteria 1 Equal employment opportunity policy includes:

a. Sexual orientation — 15 points

b. Gender identity or expression — 15 points

Criteria 2 **Employment benefits**

a. [illegible]

- Equivalent medical benefits — 15 points
  - Includes parity between employees with different-sex spouses and same-sex partners or spouses in the provision of the following benefits: *COBRA, dental, vision and legal dependent coverage*

b. Other "soft" benefits — includes parity between employees with different-sex spouses and same-sex partners or spouses in the provision of the following benefits: *bereavement leave, employer-provided supplemental life insurance for a partner, relocation/travel assistance, adoption assistance, qualified joint and survivor annuity for partners, qualified pre-retirement survivor annuity for partners, [illegible] retiree health care benefits, and employee discounts* — 10 points

c. Transgender-inclusive health insurance coverage — 10 points

Equal health coverage for transgender individuals without exclusion for medically necessary care.

- Insurance contract explicitly affirms coverage and contains no blanket exclusions for coverage.
- Insurance contract and/or policy documentation is based on the World Professional Association for Transgender Health (WPATH) Standards of Care.

New Criteria continues on next two pages ▶

To secure full credit for benefits criteria, each benefit must be available to all benefits-eligible U.S. employees. In areas where more than one health insurance plan is available, at least one inclusive plan must be available.

a. 10 points

b. Employee group -or- Diversity council 10 points

Criteria 4 Public commitment [illegible] **15 points**

[illegible]

- [illegible]
- [illegible]
- [illegible]
- [illegible]
- [illegible]

Criteria 5 Responsible citizenship

[illegible] **-25 points**

- [illegible]

If at any time after losing points on this criterion an employer changes course and satisfies the HRC Foundation's noted concerns, it will re-evaluate the criterion for that employer. The rating change may not be reflected until the following year's CEI report, depending on the situation.

CEI 2012 Perfect Score **100 points**

[illegible]

How We Obtain the Information
The Corporate Equality Index Survey

The primary source of information for the Corporate Equality Index rating each business receives is the CEI survey sent every year to previous and prospective respondents.

Invitations for the CEI 2012 survey were mailed in early June 2011 and due back at the beginning of September 2011. If a business had not previously participated in the CEI, surveys were sent to the chief executive officer or managing partner of the firm, as well as the highest-level executive responsible for human resources or diversity when it was possible to obtain their contact information. If a business had previously participated in the CEI, surveys were first sent to the individuals responsible for prior submissions.

The web-based survey included links to sample policies and other guidance on the HRC Foundation website. While many questions on the survey are required for participation in the CEI, others are informational questions that gauge trends and best practices among all businesses or particular industries. HRC Foundation staff provided additional assistance and advice throughout the process and reviewed submitted documentation for appropriate language and consistency with survey answers. Businesses were able to check their preliminary ratings as they progressed through the online survey and were invited to provide HRC Foundation staff with any additional information or updates before this report went to print.

The information required to generate CEI ratings for businesses is largely considered proprietary and is difficult to ascertain from public records alone. In addition to the self-reporting provided through the CEI survey, the HRC Foundation employs several methods to assess business practices. A team of researchers investigates and cross-checks the policies and practices of the rated businesses and the implications of those policies and practices for LGBT workers, including any connections with organizations that engage in anti-LGBT activities. Employers are not rated until all appropriate information has been gathered and verified to the extent possible.

In total, the sources used include:

- The HRC Foundation's CEI survey;
- Securities and Exchange Commission filings to track connections between public companies' significant shareholders and any organizations or activities that engage in anti-LGBT activities (such connections are footnoted in this report, but do not necessarily change a business's rating);
- Internal Revenue Service 990 tax filings for business foundations' gifts to anti-LGBT groups;
- Case law and news accounts for allegations of discrimination on the basis of sexual orientation and/or gender identity or expression that have been brought against any of these businesses;
- Individuals or unofficial LGBT employee groups that report information to the HRC Foundation; and
- The HRC Foundation Workplace Project, which since 1995 has collected information on U.S. employers and today maintains the most accurate and extensive database of business policies that affect LGBT workers and their families.

- If a business was found to have a connection with an anti-LGBT organization or activity, the HRC Foundation contacted the business and provided an opportunity to respond and ensure, to the best of its ability, that no such action would occur in the future. Businesses unwilling to do so are penalized 25 points from their overall rating through Criterion 5.

Non-Responders: Official and Unofficial Ratings

The HRC Foundation may rate businesses that have not submitted a survey this year if the business had submitted a survey in previous years and the information is determined to be accurate, or if the HRC Foundation has obtained sufficient information to provide an individual rating. In both cases, the HRC Foundation notifies the business of the rating and asks for any updates or clarification.

A total of 1,737 received invitations to take part in the survey.

- Of that number, 481 submitted surveys, and **636 were officially rated.** Last year, a total of 1,567 businesses were sent invitations, 477 submitted surveys and 618 were rated.
- Thirty-six businesses participated for the first time this year, increasing the total number of rated businesses.

The HRC Foundation has spotlighted those Fortune 500 companies that, after repeated invitations, have never responded to the annual CEI survey. **These 214 Fortune 500 companies are noted in grey in Appendix B and C along with unofficial CEI ratings.**

HRC Foundation commends those employers that have committed to work towards equality through the public and transparent process of the CEI survey and we invite these 214 companies to do the same.

In total, the CEI 2012 officially rates **277** Fortune 500 businesses, **65** Fortune 1000 businesses, **134** AmLaw 200 firms and **160** additional major businesses.

An additional **214** Fortune 500 businesses have unofficial ratings, bringing the total to **850** rated businesses.

Findings in the following sections are based on the **636 officially rated businesses.**



- **Percentage of the 850 rated employers participating in the CEI (636)**
- **Percentage of the 850 rated employers who are non-responders, with unofficial ratings (214)**

A Note About Ratings

This being the first year of the new criteria evaluation system, all ratings are listed as current without a listing of previous years' rankings to better convey the progress achieved under the new standard rather than a comparison to former years' activities.



Findings


2002

99%

Sexual Orientation in Non-Discrimination Policy

92%

Non-Discrimination Policies

Currently federal law bars workplace discrimination on the basis of race, color, religion, sex (including pregnancy), national origin, age (40 or older), disability and genetic information. There are no federal laws barring workplace discrimination on the basis of sexual orientation and gender identity.

Some states have passed laws and ordinances to establish workplace protections for lesbian, gay, bisexual and transgender employees, **but it remains legal in 29 states to discriminate against job applicants and employees because of their sexual orientation, and in 34 states because of their gender identity.**

Despite this patchwork of state laws, private employers have implemented fully inclusive non-discrimination polices at rates that are leaps and bounds ahead of lawmakers.

Sexual Orientation

Criterion 1a

BUSINESSES THAT PROHIBIT DISCRIMINATION BASED ON SEXUAL ORIENTATION

99% **of CEI-rated employers provide employment protections on the basis of sexual orientation.**


Wisconsin
New York
West Virginia
Virginia
Statewide Employment Laws & Policies
States that prohibit discrimination based on sexual orientation and gender identity
(16 states and the District of Columbia): California (1992, 2003), Colorado (2007), Connecticut (1991, 2011), District of Columbia (1977, 2006), Hawaii (2011), Illinois (2006), Iowa (2007), Maine (2005), Massachusetts (1989, 2011), Minnesota (1993), New Jersey (1992, 2007), New Mexico (2003), Nevada (1999, 2011), Oregon (Jan. 2008), Rhode Island (1995, 2001), Vermont (1991, 2007) and Washington (2006)
States that prohibit discrimination based on sexual orientation
(21 states and the District of Columbia) In addition to the states above: Delaware (2009), Maryland (2001), New Hampshire (1998), New York (2003) and Wisconsin (1982)



Gender Identity

Criterion 1b **BUSINESSES THAT PROHIBIT DISCRIMINATION BASED ON GENDER IDENTITY**

80% of CEI-rated employers provide employment protections on the basis of gender identity or expression – the highest figure to date.

The proportion of employers offering these protections has increased dramatically since the first CEI 2002, when just 5 percent of rated businesses included gender identity in their non-discrimination policies. Now eight out of ten rated businesses afford workplace protections on the basis of gender identity.


80%
Gender Identity
in Non-Discrimination Policy
5%
2002

Health Insurance Benefits

Aside from actual wages paid, health insurance benefits accounts for roughly 20 percent of employees' overall compensation. Thus, for many employees, equal benefits are an issue of equal pay for equal work.

When denied equal coverage, the cost to LGBT workers and their families is profound. The HRC Foundation rates and gives guidance on two key components of equal health insurance benefits:

- **Parity between benefits for different-sex spouses and same-sex partners and**
- **Transgender-inclusive health insurance coverage of medically necessary treatment and care.**

Partner benefits remain an overall low-cost, high-return benefit for businesses. More recently, employers have begun to comprehensively address health insurance coverage for transgender individuals, and most have experienced little to no premium increases as a result.

The HRC Foundation looks to employers to provide equal benefits to LGBT employees and their families across the complete package of benefits offered, not just basic health care coverage. The HRC Foundation does not penalize an employer if a particular benefit is not offered to any employees.

Partner Benefits

Offering partner benefits is a low-cost way for employers to remain competitive by attracting and retaining LGBT and other fair-minded employees — the majority of employers offering the benefits experience a total financial impact of less than 1 percent of total benefits cost.

The HRC Foundation provides extensive resources relating to domestic partner benefits on its website at www.hrc.org/benefits.

Criterion 2a

BUSINESSES THAT OFFER DOMESTIC PARTNER HEALTH INSURANCE

89% **of CEI-rated employers provide medical and comprehensive health benefits such as dental, vision, dependent medical and Consolidated Omnibus Budget Reconciliation Act (COBRA)-equivalent continuation coverage.**

COBRA/ COBRA-like Continuation Coverage

Job loss is devastating for all employees and their families. For LGBT employees and their families, the loss of a job can have a doubly devastating impact since the federal mandates under the Consolidated Omnibus Budget Reconciliation Act do not cover same-sex partners and their dependents. However, the majority of CEI-rated employers have implemented COBRA-equivalent coverage to ensure that LGBT workers and their families can still access continued health care coverage. Eighty-nine percent of CEI-rated businesses offer this benefit.


2012
2002
89%
Of the employers providing partner health insurance,
64% provide them to both same- and
different-sex partners of employees.
Businesses Offering
Domestic Partner Health Benefits
69%

Criterion 2b · BUSINESSES THAT OFFER AT LEAST THREE OTHER 'SOFT' BENEFITS FOR DOMESTIC PARTNERS

59% **of CEI-rated employers have complete parity in spousal and partner access to "soft" benefits (when such benefits are offered at all) such as bereavement leave, employee assistance programs, employee discounts and relocation assistance.**

Those individual benefits with the highest rates of parity include:

Benefit	Rate of parity
Bereavement Leave	91%
Employee assistance programs	90%
FMLA-type Leave	*84%
Employee discounts	78%
Relocation assistance	76%
Supplemental Life Insurance	75%
Adoption	55%

*NOT SCORED DUE TO FEDERAL MANDATES.

Retirement Benefits

It is estimated that by the year 2012, 100 million Americans will be age 50 and older. The retiring population of LGBT workers is no different from their peers in wanting to ensure financial security and access of accrued benefits to their families.

QJSA
QPSA
Rollover
Cash Balance
Hardship



Total (Raw)



Raw Number with Parity



Percentage with Parity

Since the passage of the 2006 Pension Protection Act, the HRC Foundation ramped up its educational efforts to ensure CEI-rated employers both understood and followed the changes that went into effect under this law.

The PPA allows non-spouse beneficiaries, including employees' partners, to roll their inherited retirement benefits directly to an individual retirement account or annuity (an "IRA"). The Worker, Retiree and Employer Recovery Act of 2008 contained technical corrections to the PPA — as a result, all qualifying retirement plans were required to implement the non-spouse rollover provision as of Jan. 1, 2010. The PPA also allows for hardship withdrawals from a retirement plan for any designated beneficiary of the participant's plan, such as a domestic partner, parent or sibling.

Businesses were asked about their retirement plan distribution options. Eighty-six percent of those employers with rollover provisions have made the necessary adjustment to equally extend rollover benefits to same-sex partners, and 79 percent equally extend hardship options.

The HRC Foundation continued to survey employers with defined benefit plans (pensions) on whether they provided survivor options for domestic partners of employees, either in the form of Qualified Joint and Survivor Annuities or Qualified Pre-retirement Survivor Annuities. A total of 58 percent of participating employers indicated that they offer defined benefits to their employees; 73 percent of those with pensions offer QJSAs to their employees' domestic partners, while 69 percent offer QPSAs.

Of those employers offering a cash balance pension plan, 82 percent extend the benefit equally to spouses and partners.

Retiree Health Care Benefits

Of the CEI-rated employers offering retiree health care coverage, 44 percent of CEI-rated employers extend retiree healthcare coverage to domestic partners.

Transgender-Inclusive Benefits

Beginning in 2006, the HRC Foundation included specific rating criteria pertaining to transgender-inclusive health care coverage – those medically necessary services and treatments that are part of a gender transition as well as more general access to health care coverage for transgender individuals.

Historically, transgender people have been categorically denied health care coverage for medically necessary treatment, irrespective of whether treatment is related to sex reassignment/affirmation.

Up until the last few years, nearly all U.S. employer-based health insurance plans contained **"transgender exclusions"** that limited insurance coverage for this population. Such exclusions to coverage may appear as the following:

- **Services for, or leading to, sex transformation surgery.**
- **Gender Transformation: treatment or surgery to change gender including any direct or indirect complications or aftereffects thereof.**
- **Expenses for, or related to, sex change surgery or to any treatment of gender identity disorders.**
- **Transsexual surgery including medical or psychological counseling and hormonal therapy in preparation for, or subsequent to, any such surgery.**

In addition to denying coverage of medically necessary transition care, broad exclusions such as these can result in the denial of routine, emergency or other non-transition related health care coverage and thus result in devastating financial, health and wellness burdens.

Since 2006, the HRC Foundation has asked CEI survey participants to examine their insurance policies for transgender exclusions and to ensure that at least one of five general categories of insurance coverage was available without exclusion:

- **short-term leave,**
- **counseling by a mental health professional,**
- **hormone therapy,**
- **medical visits to monitor hormone therapy and**
- **surgical procedures.**

Of the employers that met this criterion, the majority obtained credit through short-term leave coverage — which generally does not fall under health insurance and its exclusions — or mental health counseling, which can also fall outside of the health insurance plan or, if covered by the health insurance plan, can fall outside the scope of more limited transgender exclusions.

Beginning with the 2009 CEI, HRC Foundation staff conducted more detailed reviews of plan documentation submitted for the survey in tandem with ramped up efforts to engage businesses in re-negotiating their plan contracts to eliminate these exclusions of care and explicitly affirm coverage for medically necessary care. Participants were required to provide supporting documentation showing that the coverage is available without exclusion, such as:

- **a complete list of exclusions (typically found only in the plan contract itself) that does not indicate a transgender exclusion;**
- **clinical guidelines and/or contract language indicating that treatment would be considered medically necessary (usually under circumstances resembling current or previous versions of the World Professional Association for Transgender Health - Standards of Care); or**
- **other plan documents or employee communications indicating medically necessary treatments would be covered.**

Through the intensive educational and consultative efforts to address health care and insurance disparities for the transgender population and their families, including: outreach to leading health insurance companies direct consultation with both fully and self-insured employers to modify their health care plans and collection and dissemination of cost and utilization data from leading businesses, the HRC Foundation led a five-fold increase in the number of major U.S. employers affording transgender-inclusive health care coverage, from 49 in the 2009 CEI to more than 200 in the 2012 CEI.

The number of major employers offering transgender-inclusive health care coverage



2009



2010



2011



2012

Criterion 2c BUSINESSES THAT OFFER AT LEAST ONE TRANSGENDER-INCLUSIVE HEALTH CARE COVERAGE PLAN ▶

33% **of this year's rated businesses afford transgender-inclusive health care coverage options through at least one firm-wide plan.**

Businesses That Offer at Least One Transgender-Inclusive Health care Coverage Plan



Appendix B

Corporate Equality Index: Ratings and Criteria Breakdowns

Corporate Equality Index Rating Criteria

- **1a** Prohibits Discrimination Based on Sexual Orientation **(15 points)**
- **1b** Prohibits Discrimination Based on Gender Identity or Expression **(15 points)**
- **2a** Offers Partner Health/Medical Insurance **(15 points)**
- **2b** Has Parity Across Other "Soft" Benefits for Partners **(10 points)** **(half credit for parity across some, but not all benefits)**
- **2c** Offers Transgender-Inclusive Health Insurance Coverage **(10 points)**
- **3a** Firm-wide Organizational Competency Programs **(10 points)**
- **3b** Has Employer-Supported Employee Resource Group OR Firm-Wide Diversity Council **(10 points)** Would Support ERG if Employees Express Interest **(half credit)**
- **4** Positively Engages the External LGBT Community **(15 points)** **(partial credit of 5 points given for less than 3 efforts)**
- **5** Responsible Citizenship Employers will have 25 points deducted from their score for a large-scale official or public anti-LGBT blemish on their recent records **(-25 points)**

Ratings in Gray

Unofficial rating of the Fortune 500 companies that have not responded to repeated invitations to the CEI survey. These ratings are based on publicly available information as well as information submitted to HRC from unofficial LGBT employee groups or individual employees.

Employer	Headquarters Location	1a 15 points	1b 15 points	2a 15 points	2b 10 points	2c 10 points	3a 10 points	3b 10 points	4 15 points	5 -25 points	2012 CEI Rating	2011 Fortune 1000	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	105	
A.T. Kearney Inc.	Chicago, IL	●	●	●	●	●	●	●	●		100		
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100		
Abbott Laboratories	Abbott Park, IL	●		●	◗			●	●		60	75	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	651	
AbitibiBowater Inc.	Greenville, SC										[illegible]	472	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100		
Acer Inc.	Irvine, CA	●		●	◗						35		
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	30		
Adobe Systems Inc.	San Jose, CA	●	●	●	●		●	●	●		90	667	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Advanced Micro Devices Inc.	Sunnyvale, CA	●	●	●	◗		●	◗	◗		70	390	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	85	362	
AEGON USA Inc.	Cedar Rapids, IA			●	◗						20		
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	156	
Aetna Inc.	Hartford, CT	●	●	●	●	●	●	●	●		100	83	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	45	341	
AFLAC Inc.	Columbus, GA	●	●								30	130	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	387	
Agilent Technologies Inc.	Santa Clara, CA	●	●	●	◗			●	●		75	451	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	55		
AIG	New York, NY	●	●	●	◗		●	●	●		85	16	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	278	
Airgas Inc.	Radnor, PA										0	494	
[illegible]	Washington, DC	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100		
Alaska Air Group Inc.	Seattle, WA	●	●	●	●		●	●	●		90	875	
[illegible]	Murray Hill, NJ	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100		
Alcoa Inc.	New York, NY	●	●	●	●	●	●	●	●		100	127	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	571	
Allergan Inc.	Irvine, CA	●									15	459	
[illegible]	Madison, WI	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	50	570	
Alliant Techsystems Inc.	Minneapolis, MN	●		●	◗						35	454	
[illegible]	Minneapolis, MN	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100		
Allscripts-Misys Healthcare Solutions Inc.	Chicago, IL	●			◗			◗	◗		30		
[illegible]	Northbrook, IL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	85	66	
Ally Financial Inc.	Detroit, MI	●									15	122	
[illegible]	Atlanta, GA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100		
Altria Group Inc.	Richmond, VA	●									15	137	
[illegible]	Seattle, WA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
AMC Entertainment Inc.	Kansas City, MO	●	●	●	●		●	●	●		90	740	
[illegible]	St. Louis, MO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	320	
American Eagle Outfitters Inc.	Pittsburgh, PA	●	●	●	◗		●	◗	●		80	649	
[illegible]	Columbus, OH	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	172	
American Express Co.	New York, NY	●	●	●	●	●	●	●	●		100	88	
[illegible]	Madison, WI	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	55	344	
American Financial Group	Cincinnati, OH										0	478	

Employer	Headquarters Location	1a (15 points)	1b (15 points)	2a (15 points)	2b (10 points)	2c (10 points)	3a (10 points)	3b (10 points)	4 (15 points)	5 (-25 points)	2012 CEI Rating	2011 Fortune 1000
[illegible]	[illegible]										0	404
Ameriprise Financial Inc.	Minneapolis, MN	●	●	●	●	●	●	●	●		100	268
[illegible]	[illegible]										15	24
Amgen Inc.	Thousand Oaks, CA	●		●	◗			●			45	169
[illegible]	[illegible]										100	120
Anadarko Petroleum	The Woodlands, TX	●									15	260
[illegible]	[illegible]										90	
Anheuser-Busch Companies Inc.	St. Louis, MO	●	●	●	●		●	●	●		90	
[illegible]	[illegible]										90	402
Aon Corp.	Chicago, IL	●	●	●	●	●	●	●	●		100	298
[illegible]	[illegible]										20	271
Apple Inc.	Cupertino, CA	●	●	●	●	●	●	●	●		100	56
[illegible]	[illegible]										85	421
Aramark Corp.	Philadelphia, PA	●	●	●	●		●	●	●		90	169
[illegible]	[illegible]										35	27
Arent Fox LLP	Washington, DC	●	●	●	◗		●	●	●		85	
[illegible]	[illegible]										90	
Arrow Electronics	Melville, NY	●									15	157
[illegible]	[illegible]										15	460
Ashland Inc.	Covington, KY	●									15	280
[illegible]	[illegible]										80	268
Astellas Pharma US, Inc.	Deerfield, IL	●		●	◗		●	◗	◗		55	
[illegible]	Wilmington, DE										60	
AT&T Inc.	Dallas, TX	●	●	●	●	●	●	●	●		100	7
[illegible]	[illegible]										90	484
Austin Radiological Assn.	Austin, TX	●		●	◗			◗			40	
[illegible]	[illegible]										90	410
Automatic Data Processing Inc.	Roseland, NJ	●	●	●	●	●	●	●	●		100	265
[illegible]	[illegible]										15	212
Auto-Owners Insurance Group	Lansing, MI										0	418
AutoZone Inc.	Memphis, TN	●									15	329
Avaya Inc.	Basking Ridge, NJ	●	●	●	●	●		●	◗		80	
Avery Dennison	Pasadena, CA	●									15	362
Avis Budget Group Inc.	Parsippany, NJ	●	●		◗			●	●		60	409
Avnet Inc.	Phoenix, AZ	●		●	◗			●	◗		50	142
Avon Products Inc.	New York, NY	●	●	●	●	●	●	●	●		100	228
BJ's Wholesale Club	Westborough, MA	●									15	232
Bain & Co. Inc.	Boston, MA	●	●	●	●	●	●	●	●		100	
Baker & Daniels LLP	Indianapolis, IN	●	●	●	●		●	●	●		90	
Baker & McKenzie LLP	Chicago, IL	●	●	●	●	●	●	●	●		100	
Baker Botts LLP	Houston, TX	●	●	●	●		●	●	●		90	
Baker Hughes Inc.	Houston, TX	●									15	243
Baker, Donelson, Bearman, Caldwell & Berkowitz PC	Memphis, TN	●	●	●	◗		●	●	●		85	
Baldor Electric Co.	Fort Smith, AR	●			◗				◗		25	
Ball Corp.	Broomfield, CO			●	◗		●	◗	◗		40	307
Ballard Spahr LLP	Philadelphia, PA	●	●	●	●		●	●	●		90	

APPENDIX B | CORPORATE EQUALITY INDEX 2012 RATINGS AND CRITERIA BREAKDOWNS

Employer	Headquarters Location	1a (15 points)	1b (15 points)	2a (15 points)	2b (10 points)	2c (10 points)	3a (10 points)	3b (10 points)	4 (15 points)	5 (-25 points)	2012 CEI Rating	2011 Fortune 1000
		Criterion										
[illegible]	[illegible]	●	●	●	●	●	●	●	●		100	5
Bank of New York Mellon Corp., The (BNY Mellon)	New York, NY	●	●	●	●	●	●	●	●		100	276
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		100	
Barnes & Noble Inc.	New York, NY	●	●	●	●	●	●	●	●		100	372
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		90	
Bausch & Lomb Inc.	Rochester, NY	●	●	●	◗		●	●	●		85	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		90	185
Bayer Corp.	Pittsburgh, PA	●	●	●	●		●	●	●		90	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		70	217
Becton, Dickinson and Co.	Franklin Lakes, NJ	●	●								30	312
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		30	314
Berkshire Hathaway Inc.	Omaha, NE	●									15	11
[illegible]	[illegible]	●	●	●	●	●	●	●	●		100	45
Big Lots	Columbus, OH	●									15	486
[illegible]	[illegible]	●	●	●	●	●	●	●	●		100	
Biogen Idec Inc	Cambridge, MA	●									15	471
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		75	441
Blockbuster Inc.	Dallas, TX			●	◗						20	500
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		100	
Blue Cross Blue Shield of Minnesota	Eagan, MN	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		60	
BMC Software Inc.	Houston, TX	●	●	●	●			●	●		80	872
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		100	
BNP Paribas	New York, NY	●	●	●	◗		●	●	●		85	
[illegible] USA Corp.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		90	
Boeing Co.	Chicago, IL	●	●	●	◗		●	●	●		85	28
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		90	657
Booz Allen Hamilton Inc.	McLean, VA	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		100	
Boston Scientific Corp.	Natick, MA	●		●	●			●	●		65	279
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		85	
Bracewell & Giuliani	Houston, TX	●			●		●	●	●		60	
Bridgestone Americas Holding Inc.	Nashville, TN	●	●		◗		●	●	●		70	
Bright Horizons Family Solutions Inc.	Watertown, MA	●	●	●	●		●	●	●		90	
Brinker International Inc.	Dallas, TX	●	●	●	◗			●			60	551
Bristol-Myers Squibb Co.	New York, NY	●	●	●	●	●	●	●	●		100	114
Broadcom Corp.	Irvine, CA	●									15	460
Broadridge Financial Solutions Inc.	Lake Success, NY	●	●	●	●	●		●	●		90	788
Brown Rudnick LLP	Boston, MA	●	●	●	●	●	●	●	●		100	
Brown Shoe Company, Inc.	St. Louis, MO	●			◗			●	●		45	770
Brown-Forman Corp.	Louisville, KY	●	●	●	●	●	●	●	●		100	729
Bryan Cave LLP	St. Louis, MO	●	●	●	●	●	●	●	●		100	
Burger King Corp.	Miami, FL	●		●	◗			◗	●		55	721
Burlington Northern Santa Fe Corp.	Fort Worth, TX	●							◗		20	107
C&S Wholesale Grocers Inc.	Keene, NH	●		●							30	
C. H. Robinson Worldwide	Eden Prairie, MN	●									15	301

Employer	Headquarters Location	1a (15 points)	1b (15 points)	2a (15 points)	2b (10 points)	2c (10 points)	3a (10 points)	3b (10 points)	4 (15 points)	5 (-25 points)	2012 CEI Rating	2011 Fortune 1000
CA Inc.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	80	482
Cablevision Systems Corp.	Bethpage, NY	●									15	292
[illegible]	New York, NY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	95	
Caesars Entertainment Corp.	Las Vegas, NV	●	●	●	●	●	●	●	●		100	284
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	40	338
Cameron International Corp.	Houston, TX										0	309
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	299
Canadian Imperial Bank of Commerce	New York, NY	●	●	●	◗		●	●			70	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	50	
Capital One Financial Corp.	McLean, VA	●	●	●	●	●	●	●	●		100	144
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	17
CareFusion Corp.	San Diego, CA	●	●	●	●	●		●	●		90	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
Carlson Companies Inc.	Minnetonka, MN	●	●	●	◗		●	●	●		85	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
CarMax Inc.	Richmond, VA	●	●	●	◗		●	●	●		85	323
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0	485
Caterpillar Inc.	Peoria, IL	●	●		◗		●	●	●		70	66
CB Richard Ellis Group Inc.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	85	409
CBS Corp.	New York, NY	●	●	●	●		●	●	●		90	177
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	75	376
CDW Corp.	Vernon Hills, IL	●	●	●	●		●	●	●		90	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	414
Centene Corp.	St. Louis, MO										0	496
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	275
CenturyLink Inc.	Monroe, LA	●		●	◗			●	◗		50	429
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	70	944
CH2M HILL Companies Ltd.	Englewood, CO	●	●	●	◗		●	●	●		85	381
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	
Chamberlin Edmonds & Associates Inc.	Atlanta, GA	●		●	◗			◗			40	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
Charles Schwab Corp., The	San Francisco, CA	●	●	●	●	●	●	●	●		100	465
Charter Communications	St. Louis, MO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	332
Chesapeake Energy Corp.	Oklahoma City, OK	●									15	296
Chevron Corp.	San Ramon, CA	●	●	●	●	●	●	●	●		100	3
Chipotle Mexican Grill Inc.	Denver, CO	●	●	●	●			◗	●		75	
Choate, Hall & Stewart LLP	Boston, MA	●	●	●	●	●	●	●	●		100	
Choice Hotels International Inc.	Silver Spring, MD	●	●	●	●	●	●	●	●		100	
Chrysler LLC	Auburn Hills, MI	●	●	●	●	●	●	●	●		100	
CHS Inc.	Inver Grove Heights, MN										0	91
Chubb Corp.	Warren, NJ	●	●	●	●	●	●	●	●		100	176
CIGNA Corp.	Bloomfield, CT	●	●	●	●		●	●	●		90	129
Cisco Systems Inc.	San Jose, CA	●	●	●	●	●	●	●	●		100	58
CIT Group Inc.	New York, NY	●									15	515
Citigroup Inc.	New York, NY	●	●	●	●	●	●	●	●		100	12
Classified Ventures LLC	Chicago, IL	●	●	●	●		●	●	◗		80	

APPENDIX B | CORPORATE EQUALITY INDEX 2012 RATINGS AND CRITERIA BREAKDOWNS

Employer	Headquarters Location	1a (15 points)	1b (15 points)	2a (15 points)	2b (10 points)	2c (10 points)	3a (10 points)	3b (10 points)	4 (15 points)	5 (-25 points)	2012 CEI Rating	2011 Fortune 1000
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		90	
Clifford Chance US LLP	New York, NY	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		100	384
CMS Energy Services	Jackson, MI	●									15	350
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		65	
CNO Financial Group Inc.	Carmel, IN										0	475
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		100	72
Coca-Cola Enterprises Inc.	Atlanta, GA	●	●	●	◗			●	●		75	119
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		85	151
Comcast Corp.	Philadelphia, PA	●	●	●	●			●	●		80	58
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		85	616
Commercial Metals	Irving, TX										0	327
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		50	191
Compass Bancshares Inc. (BBVA Compass)	Birmingham, AL	●		●	◗			◗	●		55	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		35	
Computer Sciences Corp. (CSC)	Falls Church, VA	●	●	●	◗		●	●	●		85	136
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		70	
ConAgra Foods Inc.	Omaha, NE	●	●	●	◗			●	●		75	178
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		55	6
Consol Energy, Inc.	Canonsburg, PA	●									15	449
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		90	175
Constellation Energy Group Inc.	Baltimore, MD	●	●	●	●		●	●	●		90	149
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		45	666
Con-way Inc.	San Mateo, CA	●									15	485
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		25	678
Corbis Corp.	Seattle, WA	●	●	●	◗						50	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		90	
Core-Mark Holding Company Inc.	South San Francisco, CA										0	409
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		100	301
Costco Wholesale Corp.	Issaquah, WA	●	●	●	●		●	●	●		90	25
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		15	168
Covington & Burling LLP	Washington, DC	●	●	●	●	●	●	●	●		100	
Cox Enterprises Inc.	Atlanta, GA	●	●	●	●		●	●	●		90	
Cracker Barrel Old Country Store Inc.	Lebanon, TN	●			◗			●	◗		35	746
Cravath, Swaine & Moore LLP	New York, NY	●	●	●	●		●	●	●		90	
Credit Suisse USA Inc.	New York, NY	●	●	●	●	●	●	●	●		100	
Crowell & Moring LLP	Washington, DC	●	●	●	●	●	●	●	●		100	
Crown Holdings	Philadelphia, PA	●									15	289
CSX Corp.	Jacksonville, FL	●	●	●	◗		●	●	●		85	259
Cummins Inc.	Columbus, IN	●	●	●	●	●	●	●	●		100	218
CUNA Mutual Insurance Group	Madison, WI	●			◗			●			30	692
CVS Caremark Corp.	Woonsocket, RI	●	●	●	◗			●	●		75	18
Dana Holding Corp.	Maumee, OH	●									15	398
Danaher Corp.	Washington, DC	●									15	207
Darden Restaurants Inc.	Orlando, FL	●	●	●	●		●	●	●		90	311
Davis Polk & Wardwell LLP	New York, NY	●	●	●	●		●	●	●		90	

Employer	Headquarters Location	1a (15 points)	1b (15 points)	2a (15 points)	2b (10 points)	2c (10 points)	3a (10 points)	3b (10 points)	4 (15 points)	5 (-25 points)	2012 CEI Rating	2011 Fortune 1000
[illegible]	[illegible]										75	
DaVita Inc.	El Segundo, CA	●									15	365
[illegible]	Dallas, TX										40	208
Debevoise & Plimpton LLP	New York, NY	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]										60	107
Delhaize America Inc.	Salisbury, NC	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]										100	38
Deloitte LLP	New York, NY	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]										90	84
Deutsche Bank	New York, NY	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]										30	261
Dewey & LeBoeuf LLP	New York, NY	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]										100	
Dick's Sporting Goods Inc.	Coraopolis, PA	●									15	405
[illegible]	[illegible]										30	
Dillard's Inc.	Little Rock, AR	●	●								30	348
[illegible]	El Segundo, CA										75	116
Discover Financial Services	Riverwoods, IL	●	●		◐			◐	◐		45	285
[illegible]	[illegible]										0	200
DLA Piper	Baltimore, MD	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]										30	331
Dollar General Corp.	Goodlettsville, TN										0	105
[illegible]	[illegible]										90	398
Dollar Tree Stores Inc.	Chesapeake, VA	●	●								30	397
[illegible]	[illegible]										65	159
Domino's Pizza Inc.	Ann Arbor, MI	●			◐			●	◐		35	
[illegible]	[illegible]										15	368
Dorsey & Whitney LLP	Minneapolis, MN	●	●	●	●	●	●	●	●		100	
[illegible]	New York, NY										0	367
Dow Chemical Co., The	Midland, MI	●	●	●	●	●	●	●	●		100	46
[illegible]	[illegible]										90	376
Drinker Biddle & Reath LLP	Philadelphia, PA	●	●	●	●		●	●	●		90	
[illegible]	Detroit, MI										45	265
Duane Morris LLP	Philadelphia, PA	●	●	●	◐		●	●	●		85	
Duke Energy Corp.	Charlotte, NC	●		●	◐		●	●	●		70	181
Dun & Bradstreet Corp., The	Short Hills, NJ	●		●							30	940
Dykema Gossett PLLC	Detroit, MI	●		●	◐	●		●	●		70	
E&J Gallo Winery	Modesto, CA	●	●		◐			●	●		60	
E*TRADE Financial Corp.	New York, NY	●	●	●	◐			◐	◐		60	675
E. I. du Pont de Nemours and Co. (DuPont)	Wilmington, DE	●	●	●	●	●	●	●	●		100	86
EarthLink Inc.	Atlanta, GA	●	●	●	◐			◐			55	
Eastman Chemical Co.	Kingsport, TN	●									15	415
Eastman Kodak Co.	Rochester, NY	●	●	●	●	●	●	●	●		100	297
Eaton Corp.	Cleveland, OH	●									15	194
eBay Inc.	San Jose, CA	●	●	●	●	●	●	●	●		100	267
Ecolab Inc.	St. Paul, MN	●	●	●	●		●	●	●		90	365

Employer	Headquarters Location	1a (15 points)	1b (15 points)	2a (15 points)	2b (10 points)	2c (10 points)	3a (10 points)	3b (10 points)	4 (15 points)	5 (-25 points)	2012 CEI Rating	2011 Fortune 1000
[illegible]	Rosemead, CA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	167
Edwards Angell Palmer & Dodge LLP	Boston, MA	●	●	●	●	●	●	●	●		100	
[illegible]	Houston, TX	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	447
Electronic Arts Inc.	Redwood City, CA	●	●	●	●		●	●	●		[illegible]	494
[illegible]	Indianapolis, IN	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	112
EMC Corp.	Hopkinton, MA	●	●	●	●	●	●	●	●		100	168
[illegible]	Norwalk, CT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	377
Emerson Electric Co.	St. Louis, MO	●					●		●		[illegible]	117
[illegible]	Houston, TX	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	364
Energy Future Holdings Corp	Dallas, TX	●									15	246
[illegible]	Dallas, TX	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0	366
Entergy Corp.	New Orleans, LA	●	●	●	●		●	●	●		90	219
[illegible]	St. Louis, MO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	50	
EOG Resources	Houston, TX	●									15	434
[illegible]	New York, NY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	
Erie Insurance Group	Erie, PA	●	●								30	484
[illegible]	New York, NY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
Estée Lauder Companies Inc., The	New York, NY	●	●	●	◐			●	●		75	308
[illegible]	San Francisco, CA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	
Excellus Health Plan Inc.	Rochester, NY	●	●	●	●		●	●	●		90	
[illegible]	Chicago, IL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	134
Expedia Inc.	Bellevue, WA	●	●	●	●			●	●		80	654
[illegible]	St. Louis, MO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	96
Exxon Mobil Corp.	Irving, TX									●	-25	2
[illegible]	Minneapolis, MN	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
Family Dollar Stores	Matthews, NC	●	●								30	305
[illegible]	McLean, VA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	54
Federal National Mortgage Association (Fannie Mae)	Washington, DC	●	●	●	●			●	●		80	81
[illegible]	Boston, MA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	70	
FedEx Corp.	Memphis, TN	●	●	●	◐			●	●		75	80
[illegible]	Mountain View, CA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
Fidelity National Financial Corp.	Jacksonville, FL	●	●								30	306
[illegible]	Cincinnati, OH	●		●	◐		●	●	●		70	248
Financial Industry Regulatory Authority Inc.	Washington, DC	●		●	●			●	●		65	
Finnegan, Henderson, Farabow, Garrett & Dunner LLP	Washington, DC	●	●	●	●		●	●	●		[illegible]	
First American Financial Corp.	Santa Ana, CA	●									15	351
First Data Corp.	Atlanta, GA	●									15	250
First Horizon National Corp.	Memphis, TN	●	●	●	◐		●	●	●		85	773
FirstEnergy Corp.	Akron, OH	●									15	179
Fiserv Inc.	Brookfield, WI	●									15	491
Fish & Richardson P.C.	Boston, MA	●	●	●	●		●	●	●		90	
Flowserve	Irving, TX										0	473
Fluor Corp.	Irving, TX										0	111
FMC Technologies Inc.	Houston, TX	●									15	467
Foley & Lardner LLP	Milwaukee, WI	●	●	●	◐		●	●	●	●	60	

Employer	Headquarters Location	1a (15 points)	1b (15 points)	2a (15 points)	2b (10 points)	2c (10 points)	3a (10 points)	3b (10 points)	4 (15 points)	5 (-25 points)	2012 CEI Rating	2011 Fortune 1000
Foley Hoag LLP	Boston, MA	●	●	●	◗		●	●	●		35	
[illegible]	[illegible]	●	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	428
Ford Motor Co.	Dearborn, MI	●	●	●	●	●	●	●	●		100	8
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	351
Franklin Resources Inc.	San Mateo, CA	●		●	●						40	495
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0	154
Freescale Semiconductor Inc.	Austin, TX	●	●	●	●			●	●		80	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
Frontier Oil Corp.	Houston, TX										0	488
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	
Fulbright & Jaworski LLP	Houston, TX	●	●	●	●		●	●	●		90	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	70	
GameStop Corp.	Grapevine, TX	●	●		●		●	●	●		75	256
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	370
Gap Inc.	San Francisco, CA	●	●	●	●	●	●	●	●		100	102
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	70	
Genentech Inc.	South San Francisco, CA	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	409
General Dynamics Corp.	Falls Church, VA	●	●	●	◗		●	●	●		85	60
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	60	4
General Mills Inc.	Minneapolis, MN	●	●	●	●	●	●	●	●		100	155
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	85	16
Genuine Parts Co.	Atlanta, GA	●									15	236
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	30	207
Genzyme Corp.	Cambridge, MA	●									15	458
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
Gilead Sciences Inc.	Foster City, CA										0	324
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
Global Partners	Waltham, MA										0	369
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	39
Goodrich Corp.	Charlotte, NC										0	334
Goodwin Procter LLP	Boston, MA	●	●	●	●		●	●	●		90	
Goodyear Tire & Rubber Co.	Akron, OH	●									15	141
Google Inc.	Mountain View, CA	●	●	●	●	●	●	●	●		100	102
Gordon & Rees LLP	San Francisco, CA	●	●	●	●		●	●	●		90	
Goulston & Storrs	Boston, MA	●	●	●	●			●	●		80	
Grant Thornton LLP	Chicago, IL	●		●	●			●	●		65	
Graybar Electric Company, Inc.	St. Louis, MO	●									15	470
Great Atlantic & Pacific Tea Co. Inc., The	Montvale, NJ										0	247
Greenberg Traurig LLP	Miami, FL	●	●	●	◗		●	●	●		85	
Group 1 Automotive	Houston, TX	●									15	457
Group Health Cooperative	Seattle, WA	●	●	●	●	●	●	●	●		100	
Group Health Permanente	Seattle, WA	●	●	●	●	●		●	●		90	
Guardian Life Insurance Co. of America, The	New York, NY	●		●	◗						35	237
H&R Block Inc.	Kansas City, MO	●		●	◗				●		50	498

		Criterion										
		15 points	15 points	15 points	10 points	10 points	10 points	10 points	15 points	-25 points ●		
Employer	Headquarters Location	1a	1b	2a	2b	2c	3a	3b	4	5	2012 CEI Rating	2011 Fortune 1000
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	40	
H.J. Heinz Co.	Pittsburgh, PA	●	●	●	●			◗	◗		65	233
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	55	
Halliburton Co.	Houston, TX	●									15	158
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	
Hanesbrands Inc.	Winston-Salem, NC	●	●	●	●				◗		60	524
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	70	
Harley-Davidson Inc.	Milwaukee, WI	●									15	430
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	50	371
Harris Interactive Inc.	New York, NY	●	●	●	◗			◗	●		70	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	70	
Hartford Financial Services Group Inc., The	Hartford, CT	●	●	●	●		●	●	●		90	97
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	55	
Hasbro Inc.	Pawtucket, RI	●						●			25	511
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	55	
HCA - Hospital Corporation of America	Nashville, TN	●									15	77
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	55	
Health Management Associates Inc.	Naples, FL										0	448
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	50	146
Henry Schein	Melville, NY	●									15	339
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	965
Herrick Feinstein LLP	New York, NY	●	●	●	◗		●	●	◗		75	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	85	395
Hertz Global Holdings Inc.	Park Ridge, NJ	●	●	●	◗				●		55	318
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	79
Hewlett-Packard Co.	Palo Alto, CA	●	●	●	●	●	●	●	●		100	10
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	40	
Hinshaw & Culbertson LLP	Chicago, IL	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
Holland & Hart LLP	Denver, CO	●	●	●	◗			●	●		75	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	
Holly Corp.	Dallas, TX										0	431
Holme Roberts & Owen LLP	Denver, CO	●		●	◗			●			45	
Home Depot Inc., The	Atlanta, GA	●	●	●	●			●	●		80	29
Honeywell International Inc.	Morris Township, NJ	●	●	●	◗		●	●	●		85	74
Hormel Foods Corp.	Austin, MN	●	●		◗		●	●	◗		60	340
Hospira Inc.	Lake Forest, IL	●	●	●	◗			●	●		75	527
Host Hotels & Resorts Inc.	Bethesda, MD	●		●							30	452
Houghton Mifflin Harcourt Publishing Co.	Boston, MA	●			◗				◗		25	
Howard & Howard Attorneys PLLC	Kalamazoo, MI	●			◗			◗			25	
Howrey LLP	Washington, DC	●	●	●	◗		●	●	●		85	
HSBC - North America	New York, NY	●	●	●	●		●	●	●		90	
Humana Inc.	Louisville, KY	●	●	●	●		●	●	●		90	73
Huntington Bancshares Inc.	Columbus, OH	●		●	◗			●	●		60	597
Hunton & Williams LLP	Washington, DC	●	●	●	●		●	●	●		90	

Employer	Headquarters Location	Criterion 1a	1b	2a	2b	2c	3a	3b	4	5	2012 CEI Rating	2011 Fortune 1000
		15 points	15 points	15 points	10 points	10 points	10 points	10 points	15 points	-25 points		
Huntsman Corp.	Salt Lake City, UT										0	298
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	
Hyatt Hotels Corp.	Chicago, IL	●	●	●	●	●	●	●	●		100	581
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0	290
Illinois Tool Works Inc.	Glenview, IL	●	●	●	◐			◐	◐		60	189
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	70	928
ING North America Insurance Corp.	Atlanta, GA	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	80	80
Integrys Energy Group Inc.	Chicago, IL	●	●								30	302
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	95	62
InterContinental Hotels Group Americas	Atlanta, GA	●		●	●			●	●		65	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0	40
International Business Machines Corp. (IBM)	Armonk, NY	●	●	●	●	●	●	●	●		100	20
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	45	104
Interpublic Group of Companies Inc.	New York, NY	●	●	●	◐		●	●	●		85	358
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	510
ITT Corp.	White Plains, NY	●	●	●	◐			●	●		75	214
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	55	183
Jabil Circuit Inc.	St. Petersburg, FL	●									15	199
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	50	208
Jarden Corp.	Rye, NY	●	●								30	406
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
JetBlue Airways Corp.	Forest Hills, NY	●	●	●	●		●	●	●		90	592
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	80	
Johnson & Johnson	New Brunswick, NJ	●	●	●	●	●	●	●	●		100	33
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	30	66
Jones Apparel Group Inc.	New York, NY	●	●	●	◐			◐	●		70	583
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	9
K&L Gates LLP	Pittsburgh, PA	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	
Katten Muchin Rosenman LLP	Chicago, IL	●	●	●	◐		●	●	●		85	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	
KB Home	Los Angeles, CA	●	●	●	◐						50	892
KBR Inc.	Houston, TX										0	193
Keane Inc.	Boston, MA	●						●			25	
Kelley Drye & Warren LLP	New York, NY	●	●	●	●		●	●	●		90	
Kellogg Co.	Battle Creek, MI	●	●	●	●	●	●	●	●		100	184
Kelly Services Inc.	Troy, MI	●	●								30	479
Kenneth Cole Productions Inc.	New York, NY	●	●	●	●		●	●	●		90	
KeyCorp	Cleveland, OH	●	●	●	●		●	●	●		90	356
Kilpatrick Townsend & Stockton LLP	Atlanta, GA	●	●	●	●		●	●	●		90	
Kimberly-Clark Corp.	Irving, TX	●	●	●	●		●	●	●		90	126
Kimpton Hotel & Restaurant Group Inc.	San Francisco, CA	●	●	●	●	●	●	●	●		100	
Kinder Morgan Inc.	Houston, TX	●									15	318
Kindred Health care	Louisville, KY	●									15	477

Employer	Headquarters Location	1a (15 points)	1b (15 points)	2a (15 points)	2b (10 points)	2c (10 points)	3a (10 points)	3b (10 points)	4 (15 points)	5 (-25 points)	2012 CEI Rating	2011 Fortune 1000
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	
Kirkland & Ellis LLP	Chicago, IL	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	35	
Kohl's Corp.	Menomonee Falls, WI	●									15	135
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
Kraft Foods Inc.	Northfield, IL	●	●	●	●	●	●	●	●		100	53
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	85	
Kroger Co., The	Cincinnati, OH	●	●	●	◗		●	●	●		85	23
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	
L.L. Bean Inc.	Freeport, ME	●	●	●	◗		●	◗			55	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	148
Laboratory Corporation of America Holdings	Burlington, NC	●									15	442
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	865
Land O'Lakes Inc.	Arden Hills, MN	●	●	●	●		●	●	●		90	226
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0	456
Latham & Watkins LLP	New York, NY	●	●	●	◗		●	●	●		85	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0	242
Levi Strauss & Co.	San Francisco, CA	●	●	●	●	●	●	●	●		100	503
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	
Lexmark International Inc.	Lexington, KY	●	●	●	●		●	●	●		90	505
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0	210
Liberty Interactive Corp.	Englewood, CO										0	227
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0	71
Limited Brands Inc.	Columbus, OH	●	●	●	●	●	●	●	●		100	269
Lincoln National Corp.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	80	256
Lindquist & Vennum PLLP	Minneapolis, MN	●		●	◗			●	●		60	
Littler Mendelson P.C.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
Live Nation Inc.	Beverly Hills, CA	●	●	●	●				●		70	490
Liz Claiborne Inc.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	85	645
Locke Lord Bissell & Liddell LLP	Chicago, IL	●		●	◗			●			45	
Lockheed Martin Corp.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	44
Loews Corp.	New York, NY	●		●	◗						35	165
Lowe's Companies Inc.	Mooresville, NC	●									15	42
Lubrizol Corporation	Wickliffe, OH	●									15	453
Luce Forward Hamilton & Scripps LLP	San Diego, CA	●	●		◗		●	●	●		70	
Macy's Inc.	Cincinnati, OH	●	●	●	●		●	●	●		90	103
Manatt, Phelps & Phillips LLP	Los Angeles, CA	●	●	●	●		●	●	●		90	
ManpowerGroup	Milwaukee, WI	●			●			●	●		50	143
Marathon Oil Corp.	Houston, TX	●									15	41
Marriott International Inc.	Bethesda, MD	●	●	●	●		●	●	●		90	213
Mars Inc.	Mt. Olive, NJ	●	●	●	◗			◗			55	
Marsh & McLennan Companies Inc.	New York, NY	●	●	●	●	●	●	●	●		100	221
Masco Corp.	Taylor, MI	●									15	291
Massachusetts Mutual Life Insurance Co.	Springfield, MA	●	●	●	●		●	●	●		90	93
MasterCard Inc.	Purchase, NY	●	●	●	●		●	●	●		90	411

Employer	Headquarters Location	1a (15 points)	1b (15 points)	2a (15 points)	2b (10 points)	2c (10 points)	3a (10 points)	3b (10 points)	4 (15 points)	5 (-25 points)	2012 CEI Rating	2011 Fortune 1000
		Criterion										
Mattel Inc.	El Segundo, CA	●	●	●	◗			●	●		75	387
[illegible]	Chicago, IL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	
Mayo Clinic	Rochester, MN	●		●	◗		●	●	●		70	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	857
McCarter & English LLP	Newark, NJ	●	●	●	●		●	●	●		90	
[illegible] LLP	Chicago, IL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
McDonald's Corp.	Oak Brook, IL	●		●	●		●	●	●		75	108
[illegible] Inc., The	New York, NY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	208
McGuireWoods LLP	Richmond, VA	●	●	●	◗		●	●	●		85	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	80	
McKesson Corp.	San Francisco, CA	●		●	◗			●	●		60	14
[illegible]	New York, NY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
MDU Resources Group, Inc.	Bismarck, ND										0	498
[illegible]	Richmond, VA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	50	307
Medco Health Solutions	Franklin Lakes, NJ	●									15	35
[illegible]	Minneapolis, MN	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	160
Meijer Inc.	Grand Rapids, MI	●			◗				◗		25	
[illegible] Inc., The	Houston, TX	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	30	861
Merck & Co. Inc.	Whitehouse Station, NJ	●	●	●	●		●	●	●		90	85
[illegible]	New York, NY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	51
MGM Resorts International	Las Vegas, NV	●	●	●	●		●	●	●		90	360
[illegible] Inc.	Boise, ID	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	482
Microsoft Corp.	Redmond, WA	●	●	●	●	●	●	●	●		100	36
[illegible] & McCloy LLP	New York, NY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	
MillerCoors LLC	Chicago, IL	●	●	●	●	●	●	●	●		100	
[illegible] Ferris, Glovsky & Popeo PC	Boston, MA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	85	
Mirant Corp.	Atlanta, GA	●		●							30	760
[illegible]	[illegible], NC	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
Mohawk Industries Inc.	Calhoun, GA			●	◗						20	392
[illegible]	St. Louis, MO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	80	197
Moody's Corp.	New York, NY	●	●	●	◗			●	●		75	900
Moore & Van Allen PLLC	Charlotte, NC	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	55	
Morgan Lewis & Bockius LLP	Philadelphia, PA	●	●	●	●	●	●	●	●		100	
Morgan Stanley	New York, NY	●	●	●	●	●	●	●	●		100	70
Morningstar Inc.	Chicago, IL	●	●	●	●		●	●	●		90	
Morrison & Foerster LLP	San Francisco, CA	●	●	●	●	●	●	●	●		100	
Mosaic Company	Plymouth, MN	●	●								30	251
Motorola Solutions Inc.	Schaumburg, IL	●	●	●	●		●	●	●		90	110
Munger, Tolles & Olson LLP	Los Angeles, CA	●	●		◗			●	●		60	
Murphy Oil	El Dorado, AR	●									15	125
Mutual of Omaha Insurance	Omaha, NE	●		●	◗			●	●		60	408
Mylan Laboratories Inc.	Canonsburg, PA										0	412
Nash Finch	Minneapolis, MN	●									15	400
National Grid USA	Brooklyn, NY	●	●	●	●		●	●	●		90	
National Oilwell Varco, Inc.	Houston, TX	●									15	182

Employer	Headquarters Location	1a (15 points)	1b (15 points)	2a (15 points)	2b (10 points)	2c (10 points)	3a (10 points)	3b (10 points)	4 (15 points)	5 (-25 points)	2012 CEI Rating	2011 Fortune 1000
[illegible]	Columbus, OH	●	●	●	●	●	●	●	●		100	116
Navigant Consulting Inc.	Chicago, IL	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		10	202
NCR Corp.	Duluth, GA	●	●	●	●			●	●		80	451
[illegible]	Columbia, SC	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		60	
Nestlé Purina PetCare Co.	St. Louis, MO	●			◐			●	●		45	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	574
New York Life Insurance Co.	New York, NY	●	●	●	◐		●	●	●		85	64
[illegible]	New York, NY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		90	733
Newell Rubbermaid Inc.	Atlanta, GA	●	●	●	●		●	●	●		90	373
[illegible]	Greenwood Village, CO	●									15	295
News Corp.	New York, NY	●									15	76
[illegible]	Juno Beach, FL	●									15	147
Nielsen Co., The	New York City, NY	●	●	●	●		●	●	●		90	
[illegible]	Reston, VA										0	468
Nike Inc.	Beaverton, OR	●	●	●	●	●	●	●	●		100	124
[illegible]	Merrillville, IN	●									15	336
Nissan North America Inc.	Franklin, TN	●		●							30	
[illegible]	New York, NY	●	●	●	●	●	●	●	●		100	
Nokia Corp.	Irving, TX	●	●	●	●			●	◐		70	
[illegible]	Seattle, WA	●	●	●	●	●	●	●	●		100	270
Norfolk Southern Corp.	Norfolk, VA	●		●	●			◐	◐		50	287
[illegible]	Richardson, TX	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		60	
Northeast Utilities	Berlin, CT	●			◐			●			30	385
[illegible]	Chicago, IL	●	●	●	●	●	●	●	●		100	487
Northrop Grumman Corp.	Falls Church, VA	●	●	●	◐			●	●		75	61
[illegible]	Milwaukee, WI	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		50	115
Novartis Pharmaceuticals Corp.	East Hanover, NJ	●	●	●	◐			●	●		75	
[illegible]	Princeton, NJ	●									15	263
Nucor Corp.	Charlotte, NC										0	206
[illegible]	Las Vegas, NV	●	●		◐		●	●	●		70	556
NYSE Euronext Inc.	New York, NY	●									15	444
Occidental Petroleum	Los Angeles, CA	●	●								30	150
Office Depot Inc.	Boca Raton, FL	●	●	●	●	●	●	●	●		100	192
OfficeMax Inc.	Naperville, IL	●	●	●	◐		●	●	●		85	313
O'Melveny & Myers LLP	Washington, DC	●	●	●	●		●	●	●		90	
Omnicare	Covington, KY										0	347
Omnicom Group	New York, NY	●	●		●			●	●		65	198
ONEOK Inc.	Tulsa, OK	●									15	209
Oracle Corp.	Redwood City, CA	●	●	●	●	●	●	●	●		100	105
Orbitz Worldwide Inc.	Chicago, IL	●	●	●	●	●	●	●	●		100	
O'Reilly Automotive Inc.	Springfield, MO										0	429
Orrick, Herrington & Sutcliffe LLP	San Francisco, CA	●	●	●	●	●	●	●	●		100	
Oshkosh Corp.	Oshkosh, WI	●									15	386
Owens & Minor Inc.	Mechanicsville, VA	●			◐				◐		25	283

Employer	Headquarters Location	Criterion									2012 CEI Rating	2011 Fortune 1000
		15 points	15 points	15 points	10 points	10 points	10 points	10 points	15 points	-25 points ●		
		1a	1b	2a	2b	2c	3a	3b	4	5		
Owens Corning	Toledo, OH	●	●	●	●	●	●	●	●		100	432
[illegible]	[illegible]	●	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		15	322
Paccar Inc.	Bellevue, WA	●									15	292
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		60	401
PacifiCorp	Portland, OR	●	●	●	◗		●	◗	●		80	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		55	
Pantry Inc., The	Cary, NC										0	392
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		15	290
Patterson Belknap Webb & Tyler LLP	New York, NY	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		50	609
Patton Boggs LLP	Washington, DC	●	●	●	●		●	●	●		90	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		100	
Paul, Weiss, Rifkind, Wharton & Garrison LLP	New York, NY	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]	●	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		15	346
Pearson Inc.	New York, NY	●	●	●	●	●		●	●		90	
[illegible]	[illegible]										0	245
Pep Boys-Manny, Moe & Jack	Philadelphia, PA	●	●	●	◗			◗	●		70	860
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		60	261
Pepper Hamilton LLP	Philadelphia, PA	●	●	●	●		●	●	●		90	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		95	50
Perkins + Will Inc.	Chicago, IL	●		●	◗			●			45	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		100	
Peter Kiewit Sons' Inc.	Omaha, NE	●									15	238
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		80	393
Pfizer Inc.	New York, NY	●	●	●	●	●	●	●	●		100	40
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		100	173
Philip Morris International Inc.	New York, NY										0	94
[illegible]	[illegible]										0	317
Pillsbury Winthrop Shaw Pittman LLP	New York, NY	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]	●	●	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		35	590
Pitney Bowes Inc.	Stamford, CT	●	●	●	◗						50	375
[illegible]	Houston, TX										0	129
PNC Financial Services Group Inc., The	Pittsburgh, PA	●	●	●	●		●	●	●		90	128
PNM Resources Inc.	Albuquerque, NM	●	●					◗			35	927
Polaroid Corp.	Waltham, MA	●			◗			●			30	
Polo Ralph Lauren Corp.	New York, NY	●									15	417
Polsinelli Shughart PC	Kansas City, MO	●	●	●	◗		●	●	●		85	
Portland General Electric Co.	Portland, OR	●	●	●	●		●	●	●		90	899
PPG Industries Inc.	Pittsburgh, PA	●		●	◗			●	●		60	190
PPL Corp.	Allentown, PA	●		●	◗			●	●		60	300
Praxair Inc.	Danbury, CT	●		●	◗			●	◗		50	262
Precision Castparts Corp	Portland, OR	●	●								30	325
PricewaterhouseCoopers LLP	New York, NY	●	●	●	●	●	●	●	●		100	
Principal Financial Group	Des Moines, IA	●	●	●	◗		●	●	●		85	268
Procter & Gamble Co.	Cincinnati, OH	●	●	●	●		●	●	●		90	22

Employer	Headquarters Location	1a (15 points)	1b (15 points)	2a (15 points)	2b (10 points)	2c (10 points)	3a (10 points)	3b (10 points)	4 (15 points)	5 (-25 points)	2012 CEI Rating	2011 Fortune 1000
[illegible]	[illegible]	●		●	◐			◐	◐		45	230
Progressive Corp., The	Mayfield Village, OH	●	●	●	●		●	●	●		90	161
[illegible]	[illegible]	●	●	●	●		●	●	●		90	
Prudential Financial Inc.	Newark, NJ	●	●	●	●	●	●	●	●		100	85
[illegible]	[illegible]	●	●	●	◐		●	●	●		85	186
Publicis Inc.	New York, NY	●	●	●	●		●	●	●		90	
[illegible]	[illegible]	●									15	99
QUALCOMM Inc.	San Diego, CA	●	●	●	●		●	●	●		90	225
[illegible]	[illegible]	●	●	●	◐		●	●	●		85	
Quest Diagnostics Inc.	Madison, NJ	●		●	●			●	●		65	303
[illegible]	[illegible]	●	●	●	●			●	●		80	240
RadioShack Corp.	Fort Worth, TX	●		●							30	481
[illegible]	[illegible]	●	●	●	●		●	●	●		90	706
Raytheon Co.	Waltham, MA	●	●	●	●	●	●	●	●		100	95
[illegible]	[illegible]	●	●	●	◐		●	●	●		85	
Realogy Corp.	Parsippany, NJ	●			◐			●	●		45	519
[illegible]	[illegible]	●	●	●	◐			●			65	
Reed Smith LLP	Pittsburgh, PA	●	●	●	●		●	●	●		90	
[illegible]	[illegible]	●									15	321
Reliance Steel & Aluminum Co.	Los Angeles, CA	●									15	394
[illegible]	[illegible]	●	●	●	●	●	●	●	●		100	
Republic Services Inc.	Phoenix, AZ	●									15	278
[illegible]	[illegible]	●	●	●	◐						70	272
Rite Aid Corp.	Camp Hill, PA	●		●	◐			●			45	89
[illegible]	[illegible]	●	●	●	◐			◐	●		75	636
Robert W. Baird & Co. Incorporated	Milwaukee, WI	●	●		◐		●	●	●		70	
[illegible]	[illegible], MN	●	●	●	●	●	●	●	●		100	
Rockwell Automation Inc.	Milwaukee, WI	●	●	●	●	●		●	●		90	476
[illegible]	[illegible]	●	●	●	◐			●	●		75	452
Ropes & Gray LLP	Boston, MA	●	●	●	●	●	●	●	●		100	
Ross Stores	Pleasanton, CA										0	316
Royal Caribbean Cruises Ltd.	Miami, FL	●	●	●	◐			●			60	
RRI Energy Inc.	Houston, TX	●		●	◐			●	●		60	528
Ryder System Inc.	Miami, FL	●	●	●	◐		●	◐	●		60	426
Ryland Group Inc., The	Calabasas, CA	●			◐						20	
S.C. Johnson & Son Inc.	Racine, WI	●	●	●	●		●	●	●		90	
Sabre Holdings Inc.	Southlake, TX	●	●	●	◐			●	●		75	
Safeway Inc.	Pleasanton, CA	●	●	●	◐		●	●	●		85	52
SAIC Inc.	McLean, VA	●									15	215
Sanmina-SCI	San Jose, CA										0	405
Sanofi-Aventis U.S. LLC	Bridgewater, NJ	●		●				●	◐		45	
SAP America Inc.	Newtown Square, PA	●	●	●	●		●	●	●		90	
Sara Lee Corp.	Downers Grove, IL	●	●	●	◐		●	●	●		85	180
Saul Ewing LLP	Philadelphia, PA	●			◐			◐	◐		30	
SCANA Corp.	Cayce, SC	●									15	489

		Criterion										
		15 points	15 points	15 points	10 points	10 points	10 points	10 points	15 points	-25 points ●		
Employer	Headquarters Location	1a	1b	2a	2b	2c	3a	3b	4	5	2012 CEI Rating	2011 Fortune 1000
Schiff Hardin LLP	Chicago, IL	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		90	
Seagate Technology LLC	Scotts Valley, CA	●		●	◗			●			45	
[illegible]	[illegible]										0	457
Sears Holdings Corp.	Hoffman Estates, IL	●	●	●	●	●	●	●	●		100	48
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		100	
Selective Insurance Group	Branchville, NJ	●	●	●	◗			●	◗		65	903
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		100	200
Severn Trent Services Inc.	Fort Washington, PA	●	●	●	◗						50	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		100	
Shearman & Sterling LLP	New York, NY	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		85	
Sheppard, Mullin, Richter & Hampton LLP	Los Angeles, CA	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]	[illegible]									15	319
Shook, Hardy & Bacon LLP	Kansas City, MO	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		100	
Simpson, Thacher & Bartlett LLP	New York, NY	●	●	●	●	●	●	●	●		100	
[illegible]	New York, NY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		75	732
Skadden, Arps, Slate, Meagher & Flom LLP	New York, NY	●	●	●	●		●	●	●		90	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		45	354
Smith International Inc.	Houston, TX	●									15	277
Smithfield Foods Inc.	Smithfield, VA										0	163
Smurfit-Stone Container Corp.	Chicago, IL	●									15	374
SNR Denton US LLP	New York, NY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		90	
Sodexo Inc.	Gaithersburg, MD	●	●	●	●	●	●	●	●		100	
Software AG USA Inc.	Reston, VA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		80	
Software House International	Somerset, NJ	●									15	
Sonic Automotive Inc.	Charlotte, NC	[illegible]									15	345
Sony Electronics Inc.	San Diego, CA	●	●	●	●		●	●	●		90	
Southern California Edison Co.	Rosemead, CA	●	●	●	●	●	●	●	●		100	
Southern Co.	Atlanta, GA	●			◗			◗	●		40	145
Southwest Airlines Co.	Dallas, TX	●	●	●	●		●	●	●		90	229
Spectra Energy Corp	Houston, TX	●	●	●	◗		●	●	●		85	437
Spectrum Group International Inc.	Irvine, CA										0	480
Sprint Nextel Corp.	Overland Park, KS	●	●	●	●	●	●	●	●		100	87
SPX Corp.	Charlotte, NC										0	427
Squire, Sanders & Dempsey LLP	Cleveland, OH	●	●	●	●	●	●	●	●		100	
SRA International Inc.	Fairfax, VA	●		●	◗			●			45	1000
St. Jude Medical Inc.	St. Paul, MN	●	●		●			◗	●		60	445
Staples Inc.	Framingham, MA	●	●	●	●	●	●	●	●		100	101
Starbucks Corp.	Seattle, WA	●	●	●	●		●	●	●		90	241
Starcom MediaVest Group	Chicago, IL	●	●	●	◗		●	●	●		85	
Starwood Hotels & Resorts Worldwide	White Plains, NY	●	●	●	●	●	●	●	●		100	438
State Farm Group	Bloomington, IL	●	●	●	◗	●	●	●	●		95	34
State Street Corp.	Boston, MA	●	●	●	●		●	●	●		90	249

Employer	Headquarters Location	1a (15 points)	1b (15 points)	2a (15 points)	2b (10 points)	2c (10 points)	3a (10 points)	3b (10 points)	4 (15 points)	5 (-25 points)	2012 CEI Rating	2011 Fortune 1000
[illegible]	[illegible]	●	●	●	●		●	●	●		90	609
Steptoe & Johnson LLP	Washington, DC	●	●	●	●			●	●		80	
[illegible] LLP	[illegible]	●	●	●	●		●	●	●		90	
Stoel Rives LLP	Portland, OR	●	●	●	●		●	●	●		90	
[illegible]	[illegible]	●									15	338
Subaru of America Inc.	Cherry Hill, NJ	●	●	●	◗		●	●	●		85	
[illegible]	[illegible]	●	●	●	●		●	●	●		90	
Sun Life Financial Inc. (U.S.)	Wellesley Hills, MA	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]	●									15	380
Sunoco Inc.	Philadelphia, PA	●									15	76
[illegible]	[illegible]	●	●	●	●		●	●	●		90	224
Supervalu Inc.	Eden Prairie, MN	●	●	●	●	●	●	●	●		100	47
[illegible]	[illegible]	●	●	●	●	●	●	●	●		100	
Symantec Corp.	Mountain View, CA	●	●	●	●	●	●	●	●		100	358
[illegible]	[illegible]										0	294
SYSCO Corp.	Houston, TX										0	55
[illegible]	[illegible]	●	●	●	◗		●	●	●		85	30
TD Bank, N.A.	Wilmington, DE	●	●	●	●	●	●	●	●		100	
[illegible]	[illegible]	●	●	●	●	●	●	●	●		100	90
Tech Data Corp.	Clearwater, FL	●	●	●	●	●	●	●	●		100	109
[illegible]	[illegible]										0	416
Tenet Healthcare	Dallas, TX	●		●	◗			◗	◗		45	253
[illegible]	[illegible]										0	446
Terex Corporation	Westport, CT	●	●								30	402
[illegible]	[illegible]	●									15	139
Texas Instruments Inc.	Dallas, TX	●	●	●	●		●	●	●		90	223
[illegible]	[illegible]	●									15	220
Shaw Group Inc., The	Baton Rouge, LA	●									15	309
[illegible]	[illegible]	●		●	●			◗			50	284
Thompson Coburn LLP	St. Louis, MO	●	●	●	●	●	●	●	●		100	
Thompson Hine LLP	Cleveland, OH	●	●	●	◗		●	●	●		85	
Thomson Reuters	New York, NY	●	●	●	●	●		●	●		90	
[illegible] for Lutherans	[illegible]	●									15	342
Tiffany & Co.	New York, NY	●	●	●	◗	●	●	◗	●		90	600
Time Warner Cable Inc.	New York, NY	●	●	●	●		●	●	●		90	131
Time Warner Inc.	New York, NY	●	●	●	●	●	●	●	●		100	82
TJX Companies Inc., The	Framingham, MA	●	●	●	●	●	●	●	●		100	119
T-Mobile USA Inc.	Bellevue, WA	●		●	●				●		55	
Toyota Financial Services Corp.	Torrance, CA	●	●	●	●	●	●	●	●		100	
Toyota Motor Sales USA Inc.	Torrance, CA	●	●	●	●	●	●	●	●		100	
Toys 'R' Us Inc.	Wayne, NJ	●	●	●	●			◗	◗		75	171
Travel Impressions Ltd.	Farmingdale, NY	●	●	●	◗		●	◗	●		80	
TravelCenters of America	Westlake, OH	●									15	440
Travelers Companies Inc., The	New York, NY	●	●	●	●		●	●	●		90	98
Travelport Ltd.	Parsippany, NJ	●	●	●	◗			●	◗		65	

Employer	Headquarters Location	1a 15 points	1b 15 points	2a 15 points	2b 10 points	2c 10 points	3a 10 points	3b 10 points	4 15 points	5 -25 points ●	2012 CEI Rating	2011 Fortune 1000
Troutman Sanders LLP	Atlanta, GA	●	●	●	●	●	●	●	●		100	
[illegible]	Livonia, MI	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	10	201
Tutor Perini Corp.	Sylmar, CA										0	407
[illegible]	Springdale, AR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	87
U.S. Bancorp	Minneapolis, MN	●	●	●	●	●	●	●	●		100	121
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	
UBM plc	Manhasset, NY	●		●	◐			●	●		60	
[illegible]	Stamford, CT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
UGI Corp.	King of Prussia, PA	●	●								20	369
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
Union Pacific Corp.	Omaha, NE	●	●		◐		●	◐	●		65	164
[illegible]	Blue Bell, PA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	40	452
United Continental Holdings Inc.	Chicago, IL	●	●	●	●	●	●	●	●		100	140
[illegible]	Atlanta, GA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	43
United Services Automobile Association	San Antonio, TX										0	132
[illegible]	Pittsburgh, PA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0	211
United Stationers Inc.	Deerfield, IL	●									15	439
[illegible]	Hartford, CT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	37
UnitedHealth Group Inc.	Minnetonka, MN	●	●	●	●	●	●	●	●		100	21
[illegible]	Rye Brook, NY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0	405
Universal Health Services	King of Prussia, PA	●									15	403
[illegible]	Chattanooga, TN	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	70	235
URS Corp.	San Francisco, CA	●									15	292
[illegible]	Tempe, AZ	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	55	222
Valassis Communications Inc.	Livonia, MI	●	●		●		●	●	●		75	788
[illegible]	San Antonio, TX	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	25
Verizon Communications Inc.	New York, NY	●		●	◐			●		●	20	13
[illegible]	Greensboro, NC	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	310
Viacom Inc.	New York, NY	●	●	●	●		●	●	●		90	170
[illegible]	Houston, TX	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	
Virgin America	Burlingame, CA	●	●	●	●		●	●	●		90	
[illegible]	New York, NY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	15	359
Visa	San Francisco, CA	●	●	●	◐		●	●	●		85	326
Vision Service Plan	Rancho Cordova, CA	●		●	◐			●			45	
Visteon Corp.	Van Buren Township, MI	●	●	●	◐		●	●	●		85	335
Volkswagen Group of America Inc.	Herndon, VA	●	●	●	●	●		●	●		90	
Vorys, Sater, Seymour and Pease LLP	Columbus, OH	●	●	●	●			●	●		80	
W.R. Berkley	Greenwich, CT										0	463
W.W. Grainger	Lake Forest, IL	●									15	349
Wachtell, Lipton, Rosen & Katz LLP	New York, NY	●	●	●	●	●	●	●	●		100	
Walgreen Co.	Deerfield, IL	●	●	●	●		●	●	●		90	32
Wal-Mart Stores Inc.	Bentonville, AR	●	●		◐			●	●		60	1
Walt Disney Co., The	Burbank, CA	●	●	●	●	●	●	●	●		100	57
Washington Post Co.	Washington, DC										0	455
Waste Management Inc.	Houston, TX	●	●	●	●		●	●	●		90	196

Employer	Headquarters Location	1a (15 points)	1b (15 points)	2a (15 points)	2b (10 points)	2c (10 points)	3a (10 points)	3b (10 points)	4 (15 points)	5 (-25 points)	2012 CEI Rating	2011 Fortune 1000	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		90		
WellCare Health Plans, Inc.	Tampa, FL	●									15	329	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		85	31	
Wells Fargo & Co.	San Francisco, CA	●	●	●	●	●	●	●	●		100	19	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		15	448	
Western & Southern Financial Group	Cincinnati, OH										0	420	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		15	304	
Western Refining Inc.	El Paso, TX										0	390	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		30	418	
Weyerhaeuser Co.	Federal Way, WA	●		●	◐			●	●		60	370	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		100	185	
White & Case LLP	New York, NY	●	●	●	●	●	●	●	●		100		
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		75	284	
Wildman, Harrold, Allen & Dixon LLP	Chicago, IL	●			◐			●	●		45		
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		60	270	
Williams Mullen PC	Richmond, VA	●	●	●	●		●	●	●		90		
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		55		
Wilmer Cutler Pickering Hale & Dorr LLP	Washington, DC	●	●	●	●	●	●	●	●		100		
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		45		
Winn-Dixie Stores Inc.	Jacksonville, FL	●									15	306	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		100		
Wisconsin Energy Corp.	Milwaukee, WI	●			◐			●	●		45	496	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		60		
World Fuel Services	Miami, FL	●	●								30	205	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		90		
Wyeth	Madison, NJ	●		●	◐			●	●		60		
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		90	541	
Wynn Resorts Ltd.	Las Vegas, NV	●	●	●	●		●	●	●		90	594	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		75	244	
Xerox Corp.	Norwalk, CT	●	●	●	●	●	●	●	●		100	152	
[illegible]	Fort Worth, TX	●	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		15	258	
Yahoo! Inc.	Sunnyvale, CA	●	●	●	●	●	●	●	●		100	345	
[illegible]	Overland Park, KS	●	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		20	396	
Yum! Brands Inc.	Louisville, KY	●		●	◐			●			45	216	
Zurich North America	Schaumburg, IL	●	●	●	◐			●	[illegible]		65		

Appendix C

Corporate Equality Index: Ratings by Industry, Descending Score

Corporate Equality Index Rating Criteria

1a Prohibits Discrimination Based on Sexual Orientation **(15 points)**

1b Prohibits Discrimination Based on Gender Identity or Expression **(15 points)**

2a Offers Partner Health/Medical Insurance **(15 points)**

2b Has Parity Across Other "Soft" Benefits for Partners **(10 points)**
(half credit for parity across some, but not all benefits)

2c Offers Transgender-Inclusive Health Insurance Coverage **(10 points)**

3a Firm-wide Organizational Competency Programs **(10 points)**

3b Has Employer-Supported Employee Resource Group
OR Firm-Wide Diversity Council **(10 points)**
Would Support ERG if Employees Express Interest **(half credit)**

4 Positively Engages the External LGBT Community **(15 points)**
(partial credit of 5 points given for less than 3 efforts)

5 Responsible Citizenship Employers will have 25 points deducted from their score for a large-scale official or public anti-LGBT blemish on their recent records **(-25 points)**

Ratings in Gray Unofficial rating of the Fortune 500 companies that have not responded to repeated invitations to the CEI survey. These ratings are based on publicly available information as well as information submitted to HRC from unofficial LGBT employee groups or individual employees.

Employer	Headquarters Location	1a (15 points)	1b (15 points)	2a (15 points)	2b (10 points)	2c (10 points)	3a (10 points)	3b (10 points)	4 (15 points)	5 (-25 points)	2012 CEI Rating	2011 Fortune 1000	[illegible]
[illegible]	[illegible]	●									15	304	
[illegible]													
[illegible]	[illegible]	●	●	●	●	●	●	●	●		100	610	
Microsoft Corp.	Redmond, WA	●	●	●	●	●	●	●	●		100	35	
[illegible]	[illegible]	●	●	●	●	●	●	●	●		100	105	
Symantec Corp.	Mountain View, CA	●	●	●	●	●	●	●	●		100	353	
[illegible]	[illegible]	●	●	●	●		●	●	●		90	657	
Electronic Arts Inc.	Redwood City, CA	●	●	●	●		●	●	●		90	494	
[illegible]	[illegible]	●	●	●	●		●	●	●		90		
BMC Software Inc.	Houston, TX	●	●	●	●			●	●		80	572	
[illegible]	[illegible]	●	●	●	●			●	●		80	482	
Software AG USA Inc.	Reston, VA	●	●	●	●			●	●		80		
[illegible]	[illegible]	●	●	●	◗		●	◗	◗		70	944	
Compuware Corp.	Detroit, MI	●	●	●	◗			◗	●		70		
[illegible]	[illegible]	●			◗						30		
McAfee Inc.	Santa Clara, CA	●			◗			◗			25	507	
[illegible]													
A.T. Kearney Inc.	Chicago, IL	●	●	●	●	●	●	●	●		100		
[illegible]	[illegible]	●	●	●	●	●	●	●	●		100		
Aon Corp.	Chicago, IL	●	●	●	●	●	●	●	●		100	298	
[illegible]	[illegible]	●	●	●	●	●	●	●	●		100		
Booz Allen Hamilton Inc.	McLean, VA	●	●	●	●	●	●	●	●		100		
[illegible]	[illegible]	●	●	●	●	●	●	●	●		100		
Deloitte LLP	New York, NY	●	●	●	●	●	●	●	●		100		
[illegible]	[illegible]	●	●	●	●	●	●	●	●		100		
International Business Machines Corp. (IBM)	Armonk, NY	●	●	●	●	●	●	●	●		100	20	
[illegible]	[illegible]	●	●	●	●	●	●	●	●		100		
Marsh & McLennan Companies Inc.	New York, NY	●	●	●	●	●	●	●	●		100	221	
[illegible]	[illegible]	●	●	●	●	●	●	●	●		100		
Navigant Consulting Inc.	Chicago, IL	●	●	●	●	●	●	●	●		100		
[illegible]	[illegible]	●	●	●	●	●	●	●	●		100		
Adecco North America LLC	Melville, NY	●	●	●	●		●	●	●		90		
Aramark Corp.	Philadelphia, PA	●	●	●	●		●	●	●		90	180	
Nielsen Co., The	New York City, NY	●	●	●	●		●	●	●		90		
Robert Half International Inc.	Menlo Park, CA	●	●	●	●			◗	●		75	636	
Harris Interactive Inc.	New York, NY	●	●	●	◗			◗	●		70		
Grant Thornton LLP	Chicago, IL	●		●	●			●	●		65		
Capgemini U.S. LLC	New York, NY	●		●	◗			●	◗		50		
ManpowerGroup	Milwaukee, WI	●			●			●	◗		50	143	
Convergys Corp.	Cincinnati, OH	●			◗			●	●		45	568	
Kelly Services Inc.	Troy, MI	●	●								30	479	
[illegible]													
Bright Horizons Family Solutions Inc.	Watertown, MA	●	●	●	●		●	●	●		90		
[illegible]													
Exelon Corp.	Chicago, IL	●	●	●	●	●	●	●	●		100	134	

Employer	Headquarters Location	1a (15 points)	1b (15 points)	2a (15 points)	2b (10 points)	2c (10 points)	3a (10 points)	3b (10 points)	4 (15 points)	5 (-25 points ◆)	2012 CEI Rating	2011 Fortune 1000
PG&E Corp.	San Francisco, CA	●	●	●	●	●	●	●	●		100	173
Sempra Energy	San Diego, CA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		100	280
Southern California Edison Co.	Rosemead, CA	●	●	●	●	●	●	●	●		100	
Consolidated Edison Co.	New York, NY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		90	175
Constellation Energy Group Inc.	Baltimore, MD	●	●	●	●		●	●	●		90	140
Entergy Corp.	New Orleans, LA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		90	219
National Grid USA	Brooklyn, NY	●	●	●	●		●	●	●		90	
Portland General Electric Co.	Portland, OR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		90	889
Dominion Resources Inc.	Richmond, VA	●	●	●	◗		●	●	●		85	153
Public Service Enterprise Group	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		85	166
PacifiCorp	Portland, OR	●	●	●	◗		●	◗	●		80	
Xcel Energy Inc.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		75	244
Duke Energy Corp.	Charlotte, NC	●		●	◗		●	●	●		70	181
NV Energy	Las Vegas, NV	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		70	558
Ameren Corp.	St. Louis, MO	●		●	◗			●	●		60	320
Pepco Holdings Inc.	Washington, DC	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		60	251
RRI Energy Inc.	Houston, TX	●		●	◗			●	●		60	528
Williams Companies Inc.	Tulsa, OK	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		60	278
Alliant Energy Corp.	Madison, WI	●		●	◗			●	◗		50	570
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		50	
DTE Energy Co.	Detroit, MI	●			◗			●	●		45	285
Laclede Group Inc., The	St. Louis, MO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		45	865
PPL Corp.	Allentown, PA	●		●	◗			●	●		50	300
Progress Energy Inc.	Raleigh, NC	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		45	239
Wisconsin Energy Corp.	Milwaukee, WI	●			◗			●	●		45	496
Calpine Corp.	Houston, TX	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		40	338
Southern Co.	Atlanta, GA	●			◗			◗	●		40	145
Pinnacle West Capital	Phoenix, AZ	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		35	590
PNM Resources Inc.	Albuquerque, NM	●	●					◗			35	927
Mirant Corp.	Atlanta, GA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		30	760
Northeast Utilities	Berlin, CT	●			◗			●			30	365
Allegheny Energy Inc.	Greensburg, PA	●									15	571
AES Corp., The	Arlington, VA	●									15	156
American Electric Power Co. Inc.	Columbus, OH	●									15	172
Atmos Energy Corp.	Dallas, TX	●	●								30	424
CenterPoint Energy Inc.	Houston, TX	●									15	275
CMS Energy Services	Jackson, MI	●									15	360
Edison International	Rosemead, CA	●	●								30	187
Energy Future Holdings Corp	Dallas, TX	●									15	246
Energy Transfer Partners, L.P.	Dallas, TX										0	398
FirstEnergy Corp.	Akron, OH	●									15	179
Global Partners	Waltham, MA										0	368
Integrys Energy Group Inc.	Chicago, IL	●	●								30	302
NextEra Energy Inc.	Juno Beach, FL	●									15	147
NiSource Inc.	Merrillville, IN	●									15	336

APPENDIX C | CORPORATE EQUALITY INDEX 2012 RATINGS BY INDUSTRY, DESCENDING SCORE

Employer	Headquarters Location	1a (15 points)	1b (15 points)	2a (15 points)	2b (10 points)	2c (10 points)	3a (10 points)	3b (10 points)	4 (15 points)	5 (-25 points)	2012 CEI Rating	2011 Fortune 1000
MeadWestvaco Corp.	Richmond, VA	●		●	◐			●	◐		50	357
Ball Corp.	[illegible]			●	◐		●	◐	◐		40	307
Emerson Electric Co.	St. Louis, MO	●					●		●		40	117
[illegible] Electric Co.	[illegible]	[illegible]			[illegible]				[illegible]		25	
Mohawk Industries Inc.	Calhoun, GA			●	◐						20	392
Crown Holdings	[illegible]	[illegible]									15	280
Danaher Corp.	Washington, DC	●									15	207
[illegible]	[illegible]	[illegible]									15	198
Oshkosh Corp.	Oshkosh, WI	●									15	306
[illegible]	[illegible]	[illegible]									15	322
[illegible]												
Alcoa Inc.	[illegible]	●	●	●	●	●	●	●	●		100	127
Anadarko Petroleum	The Woodlands, TX	●									15	260
Apache Corp.	[illegible]	●	●								30	271
Chesapeake Energy Corp.	Oklahoma City, OK	●									15	296
Commercial Metals	[illegible]										0	327
Consol Energy, Inc.	Canonsburg, PA	●									15	449
Devon Energy Corp.	[illegible]	●	●								30	261
EOG Resources	Houston, TX	●									15	434
Freeport-McMoRan Copper & Gold Inc.	[illegible]										0	154
Icahn Enterprises LP	New York, NY										0	290
MDU Resources Group Inc.	[illegible]										0	408
Newmont Mining Corporation	Greenwood Village, CO	●									15	295
Nucor Corp.	[illegible]										0	206
Occidental Petroleum	Los Angeles, CA	●	●								30	150
Peabody Energy Corp.	[illegible]	●									15	348
Reliance Steel & Aluminum Co.	Los Angeles, CA	●									15	394
United States Steel Corp.	[illegible]										0	211
XTO Energy, Inc.	Fort Worth, TX	●									15	258
[illegible]												
3M Co.	St. Paul, MN	●	●	●	●	●	●	●	●		100	106
[illegible] Corp.	[illegible]	●	●	●	◐			●	●		70	923
Airgas Inc.	Radnor, PA										0	474
Anixter International Inc.	Glenview, IL	●	●								30	422
Genuine Parts Co.	Atlanta, GA	●									15	236
Sealed Air Corp	Elmwood Park, NJ										0	487
Smurfit-Stone Container Corp.	Chicago, IL	●									15	374
Spectrum Group International Inc.	Irvine, CA										0	480
W.W. Grainger	Lake Forest, IL	●									15	349
[illegible]												
Chevron Corp.	San Ramon, CA	●	●	●	●	●	●	●	●		100	3
BP America Inc.	Houston, TX	●	●	●	◐		●	●	●		85	
Shell Oil Co.	Houston, TX	●	●	●	◐		●	●	●		85	
Spectra Energy Corp.	Houston, TX	●	●	●	◐		●	●	●		85	437
ConocoPhillips	Houston, TX	●		●	◐		●	●			55	5

Employer	Headquarters Location	1a (15 points)	1b (15 points)	2a (15 points)	2b (10 points)	2c (10 points)	3a (10 points)	3b (10 points)	4 (15 points)	5 (-25 points)	2012 CEI Rating	2011 Fortune 1000
[illegible]	Houston, TX	●									15	41
Exxon Mobil Corp.	Irving, TX									●	-25	2
[illegible]	Houston, TX	●									15	243
Cameron International Corp.	Houston, TX										0	308
[illegible]	Houston, TX	●									15	447
Enbridge Energy Partners	Houston, TX	●									15	364
[illegible]	Houston, TX	●									15	487
Frontier Oil Corp.	Houston, TX										0	489
[illegible]	Houston, TX	●									15	158
Hess Corp.	New York, NY	●									15	79
[illegible]	[illegible]										0	431
Kinder Morgan Inc.	Houston, TX	●									15	315
[illegible]	El Dorado, AR	●									15	125
National Oilwell Varco, Inc.	Houston, TX	●									15	182
[illegible]	[illegible]										0	128
Smith International Inc.	Houston, TX	●									15	277
[illegible]	Philadelphia, PA	●									15	78
Tesoro Corp.	San Antonio, TX	●									15	130
[illegible]	San Antonio, TX	●									15	26
Western Refining Inc.	El Paso, TX										0	330
[illegible]	[illegible]	●									30	205
[illegible]												
[illegible]	[illegible]	●	●	●	●	●	●	●	●		100	114
Eli Lilly & Co.	Indianapolis, IN	●	●	●	●	●	●	●	●		100	112
[illegible]	[illegible]	●	●	●	●	●	●	●	●		100	
Johnson & Johnson	New Brunswick, NJ	●	●	●	●	●	●	●	●		100	33
[illegible]	New York, NY	●	●	●	●	●	●	●	●		100	40
Boehringer Ingelheim USA Corp.	Ridgefield, CT	●	●	●	●		●	●	●		90	
[illegible]	Whitehouse Station, NJ	●	●	●	●		●	●	●		90	85
CVS Caremark Corp.	Woonsocket, RI	●	●	●	◗			●	●		75	18
[illegible]	Lake Forest, IL	●	●	●	◗			●	●		75	527
Novartis Pharmaceuticals Corp.	East Hanover, NJ	●	●	●	◗			●	●		75	
AstraZeneca PLC	Wilmington, DE	●		●	●			●	●		60	
Wyeth	Madison, NJ	●		●	◗			●	●		60	
Astellas Pharma US, Inc.	Deerfield, IL	●		●	◗		●	◗	◗		55	
Amgen Inc.	Thousand Oaks, CA	●		●	◗			●			45	159
Sanofi-Aventis U.S. LLC	Bridgewater, NJ	●		●	◗			●			45	
Allergan Inc.	Irvine, CA	●									15	459
Biogen Idec Inc.	Cambridge, MA	●									15	471
Genzyme Corp.	Cambridge, MA	●									15	458
Gilead Sciences Inc.	Foster City, CA										0	324
Mylan Laboratories Inc.	Canonsburg, PA										0	412
[illegible]												
McGraw-Hill Companies Inc., The	New York, NY	●	●	●	●		●	●	●		90	369
New York Times Co.	New York, NY	●	●	●	●		●	●	●		90	738

		Criteria										
		15 points	15 points	15 points	10 points	10 points	10 points	10 points	15 points	-25 points		
Employer	Headquarters Location	1a	1b	2a	2b	2c	3a	3b	4	5	2012 CEI Rating	2011 Fortune 1000
Pearson Inc.	New York, NY	●	●	●	●	●		●	●		90	
[illegible]	[illegible], NY	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	60	
Gannett Co. Inc.	McLean, VA	●		●	◐			●			45	370
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	25	
AbitibiBowater Inc.	Greenville, SC										0	472
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0	455
[illegible]												
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	85	486
Realogy Corp.	Parsippany, NJ	●			◐			●	●		45	519
[illegible]												
Abercrombie & Fitch Co.	New Albany, OH	●	●	●	●	●	●	●	●		100	551
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	226
Barnes & Noble Inc.	New York, NY	●	●	●	●	●	●	●	●		100	372
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	45
Clorox Co.	Oakland, CA	●	●	●	●	●	●	●	●		100	384
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	162
Limited Brands Inc.	Columbus, OH	●	●	●	●	●	●	●	●		100	269
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	270
Office Depot Inc.	Boca Raton, FL	●	●	●	●	●	●	●	●		100	192
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
Sears Holdings Corp.	Hoffman Estates, IL	●	●	●	●	●	●	●	●		100	48
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	101
TJX Companies Inc., The	Framingham, MA	●	●	●	●	●	●	●	●		100	119
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	100	
Bon-Ton Stores, Inc.	York, PA	●	●	●	●		●	●	●		90	637
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	25
Hallmark Cards Inc.	Kansas City, MO	●	●	●	●		●	●	●		90	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	126
Newell Rubbermaid Inc.	Atlanta, GA	●	●	●	●		●	●	●		90	373
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	22
S.C. Johnson & Son Inc.	Racine, WI	●	●	●	●		●	●	●		90	
[illegible]	San Diego, CA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	90	
Tiffany & Co.	New York, NY	●	●	●	◐	●	●	◐	●		90	690
Walgreen Co.	Deerfield, IL	●	●	●	●		●	●	●		90	32
CarMax Inc.	Richmond, VA	●	●	●	◐		●	●	●		85	323
Colgate-Palmolive Co.	New York, NY	●	●	●	◐		●	●	●		85	151
J.C. Penney Co. Inc.	Plano, TX	●	●	●	◐		●	●	●		85	133
Liz Claiborne Inc.	New York, NY	●	●	●	◐		●	●	●		85	545
OfficeMax Inc.	Naperville, IL	●	●	●	◐		●	●	●		85	313
Target Corp.	Minneapolis, MN	●	●	●	◐		●	●	●		85	30
American Eagle Outfitters Inc.	Pittsburgh, PA	●	●	●	◐		●	◐	●		80	549
Home Depot Inc., The	Atlanta, GA	●	●	●	●			●	●		80	29
Estée Lauder Companies Inc., The	New York, NY	●	●	●	◐			●	●		75	308
GameStop Corp.	Grapevine, TX	●	●		●		●	●	●		75	255
Mattel Inc.	El Segundo, CA	●	●	●	◐			●	●		75	387

Employer	Headquarters Location	1a (15 points)	1b (15 points)	2a (15 points)	2b (10 points)	2c (10 points)	3a (10 points)	3b (10 points)	4 (15 points)	5 (-25 points)	2012 CEI Rating	2011 Fortune 1000
[illegible]	Medford, OR	●	●	●	◗			◗	●		70	
Pep Boys-Manny, Moe & Jack	Philadelphia, PA	●	●	●	◗			◗	●		70	860
[illegible]	Kent, WA	●	●	●	◗			●	◗		65	
Toys 'R' Us Inc.	Wayne, NJ	●	●	●	●			◗	◗		65	171
[illegible]	Phoenix, AZ	●	●		●		●	●			60	393
Wal-Mart Stores Inc.	Bentonville, AR	●	●		◗			●	●		60	1
[illegible]	[illegible]	●						●	●		45	770
Men's Wearhouse Inc., The	Houston, TX	●	●								30	861
[illegible]	[illegible]	●						●			25	611
Meijer Inc.	Grand Rapids, MI	●			◗				◗		25	
[illegible]	Memphis, TN	●									15	329
B J's Wholesale Club	Westborough, MA	●									15	232
[illegible]	Menomonee Falls, WI	●									15	135
Advance Auto Parts (Advance Holding)	Roanoke, VA	●	●								30	389
[illegible]	Union, NJ	●	●								30	314
Big Lots	Columbus, OH	●									15	436
[illegible]	Dallas, TX			●							20	500
Casey's General Stores, Inc.	Ankeny, IA										0	465
[illegible]	[illegible], PA										0	466
Dillard's Inc.	Little Rock, AR	●	●								30	348
[illegible]	Goodlettsville, TN										0	195
Dollar Tree Stores Inc.	Chesapeake, VA	●	●								30	307
[illegible]	[illegible]	●	●								20	306
Foot Locker Inc.	New York, NY	●									15	428
[illegible]	Mooresville, NC	●									15	42
O'Reilly Automotive Inc	Springfield, MO										0	429
[illegible]	Cary, NC										0	382
RadioShack Corp.	Fort Worth, TX	●		●							30	481
[illegible]	Pleasanton, CA	●									15	316
TravelCenters of America	Westlake, OH	●									15	440
[illegible]												
Alcatel-Lucent	Murray Hill, NJ	●	●	●	●	●	●	●	●		100	
AT&T Inc.	Dallas, TX	●	●	●	●	●	●	●	●		100	7
Sprint Nextel Corp.	Overland Park, KS	●	●	●	●	●	●	●	●		100	67
Motorola Solutions Inc.	Schaumburg, IL	●	●	●	●		●	●	●		90	110
QUALCOMM Inc.	San Diego, CA	●	●	●	●		●	●	●		90	225
Time Warner Cable Inc.	New York, NY	●	●	●	●		●	●	●		90	131
Avaya Inc.	Basking Ridge, NJ	●	●	●	●	●		●	◗		80	
DIRECTV	El Segundo, CA	●	●	●	◗			●	●		75	116
Nortel Networks Corp.	Richardson, TX	●		●	◗			●	●		60	
EarthLink Inc.	Atlanta, GA	●	●	●	◗			◗			55	
T-Mobile USA Inc.	Bellevue, WA	●		●	●				●		55	
Verizon Communications Inc.	New York, NY	●		●	◗			●		●	20	13
Cablevision Systems Corp.	Bethpage, NY	●									15	292
CenturyLink Inc.	Monroe, LA	●		●	◗			●	◗		60	423

The Human Rights Campaign Business Council was founded in 1997. Members provide expert advice and counsel to the HRC Workplace Project on lesbian, gay, bisexual and transgender workplace issues based on their business experience and knowledge.

John Barry
PNC Capital Advisors

Charles Berardesco
Constellation Energy Group Inc.

Richard Clark
Accenture Ltd.

Wes Combs
Witeck-Combs Communications

Elaine DeCanio
Shell Oil Co.

Corliss Fong
Macy's Inc.

Jeff Gabardi
America's Health Insurance Plans (Retired)

Glenn Johnson
Horizon Air Industries Inc.

Pamela J. Johnson
Citigroup Inc.

Emily Jones
Eastman Kodak Co. (Retired)

J. Kevin Jones
Out & Equal Workplace Advocates

Louis Lemieux
George Washington University

Susan McManus
Nationwide Insurance

Marc Nichols
Green Advantage

Bryan Parsons
Ernst & Young LLP

Keith Powell
Eastman Kodak Co.

Meghan Stabler
CA Inc.

Chuck Stephens
Booz Allen Hamilton Inc.

Rob Waters
University of Maryland

David Wilson
AKConsulting Services

Helga Ying
Levi Strauss & Co.

SANFORD J. LEWIS, ATTORNEY

March 2, 2012

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Exxon Mobil Regarding Amendment of EEO Policy
Submitted by New York State Common Retirement Fund – Supplemental reply

Ladies and Gentlemen:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund (the "Proponent") has submitted a shareholder Proposal (the "Proposal") to Exxon Mobil Corporation (the "Company"). I have been asked by the Proponent to respond to the Supplemental No Action request letter dated February 29, 2012, sent to the Securities and Exchange Commission by James E. Parsons, Exxon Mobil. A copy of this letter is being e-mailed concurrently to James E. Parsons.

We stand by our initial letter and Proposal requesting that the Company both amend and substantially implement its written equal employment opportunity policy ("EEO policy") to explicitly prohibit discrimination based on sexual orientation and gender identity. The Company's latest submission does nothing to change our conclusion that the Proposal is neither excludable under Rule 14a-8(i)(10) nor Rule 14a-8(i)(7).

The Company in its February 29 letter attempts to defend its actions short of amending its EEO policy by linguistically downgrading its "foundational" document, the "Standards of Business Conduct" to a mere "booklet," and at the same time attempts to upgrade its website to a "prominent" employment discrimination guideline. However, The Proponent stands behind its assertion that no action short of amending the EEO policy can constitute, either legally or practically, substantial implementation of the Proposal. As we noted in our letter, the Company's attempt to reframe its Standards and websites as equivalents is contradicted by the plain language of the Company's own documents. The introduction to its Standards of Business Conduct states that:

> **The policies in the Standards of Business Conduct are the foundation policies of the Corporation.**

The introduction clearly indicates that guidelines such as those published on the website are of lower status than the Standards:

> **The Corporation publishes from time to time guidelines with respect to selected policies. Those guidelines are interpretive and administrative and are not part of the Standards of Business Conduct.** [emphasis added]

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

Actions short of amendment of the EEO policy are not equivalent of an amendment to the Standards, even within the company's own self-description. According to the Company's own standards, additional guidelines are "interpretive and administrative and are not part of the Standards of Business Conduct."

The Proponent believes that in practice the website is an effort by the company to paper over an embarrassing gap in its EEO policy. Accordingly, the Proponent stands by its assertion that adopting other actions short of amending the EEO policy is not in any way equivalent legally or practically. Because the Standards of Business Conduct are in the Company's own words foundational, and not amended by other policies or guidelines, only an amendment to the EEO policy could constitute substantial implementation. This is consistent with the Staff precedents cited in our prior letter.

The Human Rights Campaign (HRC) is the nation's largest civil rights organization working to achieve equality for lesbian, gay, bisexual and transgender Americans. HRC reports that it represents more than one million members and supporters nationwide. It is widely respected and considered an authoritative source. It publishes an annual Corporate Equality Index, evaluating the Fortune 500 companies on sexual orientation and gender identity policies. (Exhibit 1 to this supplemental letter contains the 2012 HRC report.) In that report, one of the core questions evaluated in rating companies is whether they have amended their EEO policy to address Sexual Orientation and Gender Identity.

Exxon Mobil is worst ranked among the Fortune 500 in the Human Rights Campaign's index, not only because of its failure to revise its EEO policy, but also because its other practices related to sexual orientation and gender identity are so poorly rated. The table on page 54 of that report gives Exxon Mobil a -25 score, out of a possible 100, which is by far the worst score among the Fortune 20 top companies. This is compelling, third-party evidence that the Company has not "substantially implemented" a policy on nondiscrimination on sexual orientation and gender identity, despite its assertions to the contrary.

The Human Rights Campaign report ranks companies based on several criteria in addition to the issue of EEO policy amendment. Other criteria include Employment Benefits, Organizational LGBT Competency, Public Commitment, and Responsible Citizenship. On each of these criteria relevant to nondiscrimination, Exxon Mobil scored a zero leading to a zero score out of 100. In addition, the Company was given a -25 rating for large-scale official anti-LGBT blemishes on its record. Thus, the HRC report is compelling evidence responding to the part of the Proponent's proposal asking whether the nondiscrimination policy has not only been revised but also "implemented". With a -25 rating from HRC, Exxon Mobil cannot reasonably claim to have implemented a policy for nondiscrimination on sexual orientation and gender identity.

In stark contrast to the Company's resistance to amending its EEO policy, many of Exxon Mobil's peers in the energy sector have recognized the importance of nondiscrimination policies and have willingly made the relevant changes to their EEO policies. For example, Chevron, Conoco Phillips and BP America have each amended their EEO policies to include sexual orientation.

Lastly, the Company attempts to introduce a new argument that the Proposal relates to excludable ordinary business, citing our reference to the employee benefits issue. Clearly, this is not a proposal on employee benefits, and even if it were, the issue of gay marriage has become a significant social policy issue that would cause the Proposal to transcend ordinary business.

The Company's discriminatory practices related to the allocation of employee benefits are concrete evidence of blatant discrimination, despite its assertion that it has substantially implemented a nondiscrimination policy. For example, if a company were to engage in discrimination refusing to allocate equal benefits to married interracial couples, that would be clear evidence of its failure to implement its nondiscrimination policy with regard to race. The Company attempts to veil its denial of benefits to gay couples under cover of federal law by an assertion that it complies with ERISA. However, even under federal law, the Company is under no legal ***obligation*** to discriminate against married gay couples in states where gay marriage has been recognized. **But it discriminates anyway, voluntarily. By continuing such discrimination it belies any claim of nondiscrimination.** By contrast, its peers in the sector (Chevron, Conoco Phillips and BP America) practice nondiscrimination by providing benefits to married gay partners in states where the law recognizes gay marriage.

The ordinary business exclusion is not even at play in the present Proposal, because the Proposal is not a proposal on benefits. In evaluating the question of substantial implementation of any proposal, it often may be necessary and appropriate to delve into the evidence presented by the Company's day-to-day implementation activities. Thus, our discussion of one particular egregious example of discrimination as practiced by the Company on a day-to-day basis does not make this a proposal on employee benefits.

In order for a proposal to be excludable under Rule 14a-8(i)(7), the Company must demonstrate two things: both that the proposal pertains to a matter of ordinary company business and that it does not raise a significant social policy issue. The Staff has long recognized that a proposal "focusing on significant social policy issues . . . generally would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Company bears the burden of demonstrating that the proposal does not involve substantial policy considerations, and failed to do so in its February 29, 2012 letter.

Therefore, we respectfully request that the Staff notify the Company that the Proposal is not excludable under Rule 14a-8(i)(10) or Rule 14a-8(i)(7).

Sincerely,

Sanford Lewis

Sanford Lewis
Attorney at Law
cc: Patrick Doherty and Jenika Conboy, Office of Comptroller, NY State
James E. Parsons, Exxon Mobil

Exhibit 1

Corporate Equality Index 2012

Rating American Workplaces on
Lesbian, Gay, Bisexual and Transgender Equality

Human Rights Campaign

http://sites.hrc.org/documents/CorporateEqualityIndex_2012.pdf

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

February 29, 2012

VIA EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8
Omission of shareholder proposal regarding amendment of EEO policy

Gentlemen and Ladies:

On January 20, 2012, we submitted a letter notifying the staff of the Securities and Exchange Commission (the "Commission") that we intend to omit a shareholder proposal and statements in support thereof submitted by the Comptroller of the State of New York on behalf of the New York State Common Retirement Fund from the proxy materials for our upcoming annual meeting, and requested the staff's concurrence with such omission. We submit the supplemental information below to respond briefly to the letter to the staff dated February 23, 2012, from proponent's counsel Sanford J. Lewis.

ExxonMobil publishes a number of different documents and materials relating to its employment policies. These include the Employment Policies and Practices page on ExxonMobil's internet site, which specifically states our policy against all forms of discrimination including discrimination based on sexual orientation and gender identity. We also publish a Standards of Business Conduct booklet which lists the categories of discrimination prohibited by current U.S. law and to which eligible government contractors such as ourselves must adhere.

Contrary to the assertion of the proponent's counsel, the legal status of a particular policy does not vary depending on whether that policy is embodied in the Standards of Business Conduct or in a different document. Both our Employment Practices and Policies and Standards of Business Conduct are available to current and prospective employees as well as the public on our internet site (with the Employment Practices and Policies being the more prominent of the two). Both documents are also published in hard copy, with Employment Policies and Practices forming part of our annual Corporate Citizenship Report. Both documents could in principle be amended in the future, but we have no intention of removing the specific references to sexual orientation and gender identity (see further discussion of training materials below).

The fact that we use different documents for different communications purposes – one document focused on the protections provided by law and the other focused on the much broader coverage of ExxonMobil's own policy – does not alter the fact that the proposal has been substantially implemented. Our Employment Policies and Practices constitute a written employment policy that prohibits discrimination on any basis, including specifically on the basis of sexual orientation and gender identity, as requested by the proposal.

We also wish to update the staff concerning recent changes to some our supplementary employee training materials. Specifically, the Working Together publication we use to help educate and train our employees concerning the company's nondiscrimination policies has now been updated to include specific references to both sexual orientation and gender identity (see Exhibit 1). We will also be updating the web-based training materials that were included with our original letter to add specific references to gender identity in addition to sexual orientation.

Finally, proponent's counsel argues that the proposal has not been substantially implemented because ExxonMobil does not provide coverage for domestic or same-sex partners under our employee benefit plans. While the proposal text does not expressly call for a change in ExxonMobil's benefit plans, the recent letter makes it clear that domestic partner benefits are the real issue of concern to the proponent. To the extent the proposal addresses employee benefits, therefore, an additional basis exists to exclude the proposal from our proxy materials under Rule 14a-8(i)(7) as a matter of ordinary business.

That employee benefit arrangements, including specifically issues of coverage affecting domestic partners, relates to matters of ordinary business within the meaning of Rule 14a-8(i)(7) is well established by prior no-action letters. See *International Business Machines Corporation* (available January 6, 2006) (proposal calling for exclusion of coverage of AIDS and HIV for employees and partners under IBM health plans); *AT&T Corp.* (available February 25, 2005) (proposal to discontinue domestic partner benefits for executives); *SBC Communications* (available January 9, 2004) (proposal to exclude unmarried partners from health plan coverage); *The Boeing Company* (available February 7, 2001) (proposal to rescind company decision to provide same-sex partner benefits and to require shareholder approval for providing such benefits in the future); and *The Coca Cola Company* (available January 16, 2001) (proposal to amend company health plan to include opposite-sex domestic partners). In each case, the staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as relating to employee benefits. See also *Apache Corporation* (available March 5, 2008) (proposal specifying implementation principles for non-discrimination may be omitted under Rule 14a-8(i)(7) where some of the principles involve ordinary business).

Accordingly, we respectfully reiterate our request to exclude the proposal under Rule 14a-8(i)(10) and add a request to exclude the proposal under Rule 14a-8(i)(7).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

This letter and enclosures are being submitted to the staff with a copy to the proponent and the proponent's counsel.

Sincerely,

James Earl Parsons

JEP/jep
Enclosures

cc-w/enc:
Comptroller of New York
Sanford Lewis, Esq.

EXHIBIT 1
(excerpt)

ExxonMobil

HARASSMENT IN THE WORKPLACE POLICY AND PRACTICES

Working Together

creating

competitive

advantage

through

people



U.S. Edition February 2012

Recognizing Harassment *(continued)*

Threatening & Intimidating Conduct

Stefan and his co-workers dread reporting any type of operating error or problem to Soledad, their unit supervisor. Soledad's typical response in these situations is to launch a barrage of profanity, personally berate employees, throw papers and slam doors. The employees in Soledad's section are intimidated by her behavior but are reluctant to complain because they fear retaliation by Soledad or her supervisory peers. In this scenario, Stefan and his co-workers have been subjected to harassment, as defined by our policy. Soledad's behavior has intimidated the entire work group making them fearful and uncomfortable to approach her to discuss work issues.

Soledad's behavior has compromised the group's effectiveness and unnecessarily restricted their ability to do their jobs. Our harassment policy seeks to create a positive support work environment where employees are treated with respect and dignity, where they can develop their full capabilities and make a positive contribution to the business. The repeated use of intimidating and threatening behaviors such as yelling, use of profanity, throwing objects or slamming doors creates a hostile work environment and violates the intent of our policy.

Taunting Based On Perceived Sexual Orientation or Gender Identity

In Kristina's work group, her co-workers' idea of sport is to speculate about her sexual orientation. Male co-workers frequently use innuendoes, double entendres, sexual epithets and explicit sexual references in commenting on her sexual orientation. Kristina is offended and disturbed by their behavior. She hates coming to work but values her job and the security it provides for her. Kristina is reluctant to complain because she believes it would only exacerbate the taunting and that her co-workers would find subtle ways to retaliate against her and make her work life more difficult.

Kristina's co-workers have violated our harassment policy by creating a hostile work environment through their actions. Their taunting and teasing have embarrassed and angered Kristina, destroyed her enthusiasm for her job and restricted her ability to concentrate on her work. Degrading jokes, comments, or innuendoes related to any aspect of an individual's characteristics, including actual or perceived sexual orientation or gender identity, create a hostile and offensive work environment and are prohibited by our policy.



SANFORD J. LEWIS, ATTORNEY

February 23, 2012

Via Electronic Mail
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Exxon Mobil Regarding Amendment of EEO Policy
Submitted by New York State Common Retirement Fund

Ladies and Gentlemen:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund (the "Proponent") has submitted a shareholder Proposal (the "Proposal") to Exxon Mobil Corporation (the "Company"). I have been asked by the Proponent to respond to the No Action request letter dated January 20th, 2012, sent to the Securities and Exchange Commission by James E. Parsons, Exxon Mobil. In that letter, the Company contends that the Proposal may be excluded from its 2012 proxy statement by virtue of Rule 14a-8(i)(10), substantial implementation.

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the referenced rules, it is my opinion that the Proposal must be included in the Company's 2012 proxy materials and that it is not excludable by virtue of any of those rules. A copy of this letter is being e-mailed concurrently to James E. Parsons.

SUMMARY

The Proposal requests that the Company amend its written equal employment opportunity policy ("EEO policy") to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy. However, the Company has neither amended such policy nor substantially implemented a prohibition on discrimination. Therefore, the Company's actions do not substantially address or compare favorably to the guidelines of the Proposal.

The Company asserts that despite the fact that it has not amended its EEO policy to explicitly address sexual and gender identity discrimination, writing published on its website accomplishes the equivalent purpose. In contrast to its approach of addressing these issues on its Internet site, the Company's official US EEO policy (contained in its "Standards of Business Conduct") has recently been amended to explicitly address discrimination based on genetic information. Anything short of directly and explicitly amending the policy does not meet the guidelines of the Proposal, despite the assertions of the Company in its letter. The Company's Standards of Business Conduct expressly state that interpretations and guidelines published by the Company elsewhere do not amend the Standards of Business Conduct. Prior staff precedents

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

at this Company and elsewhere have confirmed that only amendment of the EEO policy can avoid confusion and provide sufficient clarity regarding the relative status of sexual orientation and gender identity discrimination. *Exxon Mobil Corp*. (March 28, 2002); *Exxon Mobil Corp*. (March 23, 2000); *Emerson Electric Company* (October 20, 2004); (*Emerson Electric*, August 24, 2000); *General Electric* (February 2, 1999); *Aquila Inc*. (January 11, 2006).

Secondly, the Company asserts that it has substantially implemented the policy. However, in what is one of the most important tests of the policy, the Company continues to engage in discrimination on the basis of sexual orientation in the allocation of benefits. When it comes to providing healthcare benefits for partners of gay married employees or legally recognized domestic partners, the Company asserts that it complies with federal ERISA policy. In contrast, prior to the merger of Exxon with Mobil, Mobil employees were entitled to domestic partner benefits regardless of sexual orientation. These benefits were eliminated for new employees after the merger, along with Mobil's explicit sexual orientation non-discrimination policy. As a proxy analyst Glass Lewis has noted, Exxon Mobil is the only US company to have rescinded a non-discrimination policy", and is the only Fortune 10 company that does not include sexual orientation in their equal opportunity policy.

The implications are discriminatory in practice. For many states where the Company does business, and where gay marriage or domestic partnership has been given full legal recognition, the Company asserts a right to discriminate against same-sex couples claiming the cover of federal law, even if the employees involved are protected against discrimination under state or local statute. For instance, in New York State, the Company's policy denies benefits for the married partners of gay employees, despite a state anti-discrimination statute. Despite the potential legal cover of denying such benefits by relying on ERISA preemption, the fact of the Company's discrimination is undeniable, and is in fact, acknowledged in its public statements (see below). At the same time, its ability to avoid discrimination by granting such benefits voluntarily is apparent, despite the Company's assertion that it is not legally mandated to do so. A lack of a legal mandate is never an effective defense against shareholders' requests to a company to advance its ethical and reputational bottom line. Thus, the Company cannot be said to have substantially implemented a nondiscrimination policy.

ANALYSIS

The Proposal is not excludable as "substantially implemented."

The Company asserts that the Proposal may be omitted from the proxy pursuant to Rule 14a-8(i)(10) because it has "substantially implemented" the Proposal. In order for a Proposal to be "substantially implemented," the actions of the Company must compare favorably to the guidelines of the Proposal. *Texaco Inc*. (March 28, 1991).

The Company has not amended its EEO policy as requested by the Proposal.

The Proposal asks the Company to amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy. The Company's EEO policy for the US states:

> **It is the policy of Exxon Mobil Corporation to provide equal employment opportunity in conformance with all applicable laws and regulations to individuals who are qualified to perform job requirements regardless of their race, color, sex, religion, national origin, citizenship status, age, genetic information, physical or mental disability, veteran or other legally protected status.**[1]

Notably, this EEO policy was revised in 2011 to include specific reference to "genetic information" as among the criteria on the basis of which it is violation of company policy to discriminate. By contrast, ExxonMobil does not include "sexual orientation" or "gender identity" as among the protected criteria in its EEO policy, and the company also discriminates against same-sex partners (even including those in legal marriages) when it comes to provision of healthcare benefits-- only providing such benefits to heterosexual partners, unless they were employees of Mobil accessing Mobil's benefits in this area prior to the merger with Exxon.

The Company's explanation for this distinction in its policy from its website is as follows:

> **Domestic Partner Benefits - Why doesn't ExxonMobil provide domestic partner benefits?**
> Our long-standing belief is that basing employee benefits on legally-recognized,

---

[1] The policy goes on to state that:

> The Corporation administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training.
> Managers and supervisors are responsible for implementing and administering this policy, for maintaining a work environment free from unlawful discrimination, and for promptly identifying and resolving any problem area regarding equal employment opportunity.
> In addition to providing equal employment opportunity, it is also the Corporation's policy to undertake special efforts to:
> - develop and support educational programs and recruiting sources and practices that facilitate employment of minorities and women;
> - develop and offer work arrangements that help to meet the needs of the diverse work force in balancing work and family obligations;
> - establish company training and developmental efforts, practices, and programs that support diversity in the work force and enhance the representation of minorities and women throughout the Corporation;
> - foster a work environment free from sexual, racial, or other harassment;
> - make reasonable accommodations that enable qualified disabled individuals to perform the essential functions of their jobs;
> - emphasize management responsibility in these matters at every level of the organization.
>
> Individuals who believe they have observed or been subjected to prohibited discrimination should immediately report the incident to their supervisors, higher management, or their designated Human Resources Department contacts.
>
> Individuals will not be subjected to harassment, intimidation, threats, coercion, discrimination, or retaliation for opposing any unlawful act or practice, or making a complaint, assisting or participating in an investigation or any other proceeding, or otherwise exercising any of the rights protected by this policy or any federal, state, or local EEO laws.

spousal relationships that are broadly recognized within the country is the only way our benefit plans can be applied in a fair, rational and consistent manner for our employees worldwide. Therefore, ExxonMobil is guided by the laws in the nearly 200 countries and territories where we operate. In countries such as the Netherlands and Canada, country laws require plan coverage for homosexual relationships, which is provided by the company. In the United States, our plans use a definition of "spouse" consistent with the use of that term under federal law, in order to achieve uniform plan application consistent with the plans' being governed by federal law (the Employee Retirement Income Security Act or ERISA). This has the effect of limiting coverage to heterosexual couples.

Domestic Partner Benefits - Are employees of Mobil prior to the ExxonMobil merger still eligible to claim domestic partner benefits?
ExxonMobil continues to provide domestic partner benefits for the domestic partners (and their eligible dependents) of employees and retirees who used at least one of Mobil's domestic partner benefits for their current domestic partner prior to the merger. Domestic partner benefits are not available to new or future domestic partners of employees, or to current domestic partners who had not used at least one of Mobil's domestic partner benefits prior to the time of the merger.

EEO Policy & Sexual Orientation - Why doesn't ExxonMobil's anti-discrimination policy specifically mention sexual orientation?
Our preference is to not delineate specific groups or characteristics beyond those required by law because we want our policies to be explicitly clear that discrimination or harassment on any basis is prohibited at ExxonMobil. The specific categories currently listed in our U.S. EEO statement (e.g., race, color, sex, etc.) are to comply with U.S. federal legal requirements.

ExxonMobil's policy on discrimination is clear and straightforward. Our all-inclusive global policies prohibit discrimination or harassment on any basis, including sexual orientation, in any company workplace anywhere in the world. These policies apply equally to employees, supervisors, contractors or anyone else in the company's employ, and we have established a comprehensive education, training, and stewardship program to ensure these policies are implemented and followed throughout our worldwide operations. Shareholder communications and media statements (which can be found on ExxonMobil's Internet site, exxonmobil.com) also state that these policies prohibit harassment or discrimination on the basis of sexual orientation.

Thus, the Company has neither amended its EEO policy to include sexual orientation and gender identity discrimination, nor has it substantially implemented a prohibition on discrimination.

Failure to amend the EEO policy directly in the foundational document of the Standards of Business Conduct cannot be rectified by publishing supplemental guidance on a website.

As explained further below in this section of our letter, according to the Company's own documentation, the Standards of Business Conduct which contains its EEO policy (excerpts of the Standards of Conduct attached to this letter as Exhibit 1) are a foundational document, which is not amended by its own external guidelines or interpretations.

The Company asserts in its letter that "the fact that the policy against employment discrimination on the basis of sexual orientation and gender identity is evidenced in one document vs. another has no practical or legal consequence." Despite this assertion, it certainly has the practical effect of making this issue of less apparent priority than those that are expressly listed in the EEO statement; it also has the effect of making employees confused about whether or not the various protections provided in the EEO policy itself apply to the same degree to employees. Prior Staff precedents discussed below make it clear that adopting measures outside of formal amendment of an EEO policy does not fulfill the request of a proposal to amend the EEO policy itself. In the absence of amendment the EEO policy itself there is room for confusion as to the relative importance and legal status of categories of discrimination that are not named in that policy.

Items published on the Company's website on sexual orientation and gender identity may be ephemeral and may in practice have less legal effect. In its no action request letter, the Company asserts that materials outside of its formal EEO policy should be understood as having the same legal effect in securing the rights of employees as the EEO policy itself. The Company references sexual orientation and gender identity included in the "Employment Policies and Practices" web page. In its no-action petition, Exxon Mobil claims that putting sexual orientation and gender identity on the web site supersedes the non-specific language in Standards of Business Conduct.

But the terms of the Company's Standards of Business Conduct contradicts this assertion. In the introduction to its Standards of Business Conduct, the Company states that:

> The Board of Directors of the Corporation has adopted and oversees the administration of the Corporation's Standards of Business Conduct. **The policies in the Standards of Business Conduct are the foundation policies of the Corporation. Wholly-owned and majority-owned subsidiaries of Exxon Mobil Corporation generally adopt policies similar to the Corporation's foundation policies. Thus, the Corporation's foundation policies collectively express the Corporation's expectations and define the basis for the worldwide conduct of the businesses of the Corporation and its majority-owned subsidiaries.** [emphasis added]

The introduction goes on to state that:

> **The Corporation publishes from time to time guidelines with respect to selected policies. Those guidelines are interpretive and administrative and are not part of the**

Standards of Business Conduct. [emphasis added]

Even in the "Employment Policies and Practices" web page that contains the sexual orientation and gender identity language, the first lines are:

> Our employment practices are governed by our Standards of Business Conduct, which support our commitment to equal employment opportunity, prohibit harassment and discrimination in the workplace, and are consistent with applicable laws and regulations of the countries in which we operate.

It is apparent from the Company's Standards of Business Conduct that webpages and guidelines may come and go, but the Standards of Business Conduct are at a different level, a foundational document. Actions short of amendment of the EEO policy are not equivalent of an amendment to the Standards, even within the company's own self-description. According to the Company's own standards, <u>additional guidelines are "interpretive and administrative and are not part of the Standards of Business Conduct."</u>

<u>Failure to amend an EEO policy in the face of the proposal has been found under Staff precedents to fall short of substantial implementation.</u>

The staff has at least twice previously addressed this issue at the Company. In *Exxon Mobil Corp*. (March 28, 2002) the shareholders' proposal for a written policy barring sexual orientation discrimination was not substantially implemented when the words "sexual orientation" were not included in Exxon's equal employment opportunity policy, although "sexual orientation" was discussed in training materials, including a question-and-answer that specifically stated that sexual orientation should be understood to be addressed by the EEO statement. At the time, the Company referenced its "Standards of Business Conduct" as it has in the present matter.

In its 2002 no action request, the Company made the same assertion is making in the present matter that the language in the US EEO statement is not a limitation of scope of its employment policy but only a reflection of various US legal requirements, and that reading the EEO statement in conjunction with the harassment statement and other nondiscrimination policies, and furthermore, records of other training programs and materials for employees, that the issue of sexual orientation should be read into the overall EEO policy. Nevertheless, the staff rejected the Company's assertion of substantial limitation, as it should do in the present matter. It was clear from the March 28, 2002 staff decision that anything short of amending the EEO policy itself would not constitute substantial implementation.

This decision followed *Exxon Mobil Corp*. (March 23, 2000) where the company stated that it was its opinion that the proponents proposal had been substantially implemented based on other statements of the company, such as the statement of the chairman that, "We have a policy to not discriminate against anybody for any reason, period." Notably, the proposal came after Exxon's merger with Mobil and the proposal noted that:

Prior to the merger Mobil explicitly barred sexual orientation discrimination;

Prior to the merger Mobil provided domestic partnership benefits, but post-merger these benefits will no longer be offered to ExxonMobil employees who did not acquire them from Mobil before the merger;

As a result of this action, the Company became, and has remained, the only US employer that has ever rescinded a nondiscrimination policy covering sexual orientation. Exxon Mobil is also the only Fortune 10 company with an equal opportunity policy that does not include sexual orientation, according to a 2011 report of proxy analyst Glass Lewis.

This situation flagged in the Proposal in 2000 remains in effect in 2012. The Company has never returned to the prior Mobil practice of providing domestic partnership benefits to its employees regardless of sexual orientation, which has from the time of the merger been the best evidence available that the company is not "substantially" practicing nondiscrimination when it comes to the allocation of benefits.

As the proponent wrote in *Emerson Electric Company* (October 20, 2004) the requested change to the EEO policy itself, even if other materials reference "sexual orientation," is needed to avoid any potential confusion or uncertainty that might arise from the perceived difference between other materials and the EEO policy. In *Emerson Electric* the company had made a similar assertion to the current assertions of Exxon Mobil, referencing "official" policies on discrimination communicated through supervisory training programs and employee ethics training programs outside of its formal EEO policy. The proponents had argued that the EEO policy itself would need to be changed with the words "sexual orientation" to avoid any potential confusion or uncertainty that might arise from the perceived difference between employee training materials and the EEO policy. The staff rejected the company's assertion that those policies were equivalent to amending the EEO policy. This followed a long line of similar staff decisions. In 2000, Staff denied the company no-action relief with regard to a virtually identical proposal (*Emerson Electric*, August 24, 2000). Staff ruled that a discussion of "sexual orientation" in a slide presentation at the Company's annual Human Resource conference did not constitute substantial implementation of the proposal requesting a written policy barring sexual orientation discrimination. *General Electric* (February 2, 1999)(shareholders' proposal for a written equal employment opportunity policy barring sexual orientation discrimination was not rendered moot when GE's policy failed to mention sexual orientation, except in a Q&A appendix.)

Partial implementation of proposals to amend the EEO policy to address sexual orientation and gender identity have also been found insufficient to be substantial implementation. In *Armor Holdings* (January 31, 2007) the proposal was found not to be substantially implemented because the EEO policy in question addressed sexual orientation but did not address gender identity, and did not follow the principles referenced in the resolution. *Aquila Inc.* (January 11, 2006) the proposal was found not to be substantially implemented because even though the EEO policy addressed sexual orientation and gender identity, the EEO policy did not follow the principles referenced in the resolution.

In contrast to Exxon Mobil, the majority of other Fortune 500 companies have explicitly included sexual orientation in their EEO statements, and in many instances, gender identity as well. Because the Company has not even included sexual orientation, it makes the Company an "outlier" among Fortune 500 companies, according to proxy analyst Glass Lewis.

The Company's letter describes various policies to communicate nondiscrimination on sexual orientation and gender identity, and to support gay, lesbian bisexual and transgendered employees. However, the Company stops short of nondiscrimination because in the most important test case, same-sex partner healthcare benefits, the Company hides behind federal law in determining that it will "uniformly" deny such benefits and thereby discriminate against same-sex partners in the several states which otherwise legally entitle those persons to such benefits. Indeed, the Company makes an arbitrary and hard to defend distinction among its employees, allowing same-sex partner benefits to premerger employees of Mobil while denying such benefits to new and future employees. Thus, the choice of the Company to in practice discriminate against same-sex partners is clear and contradicts the notion of nondiscrimination.

The Company also makes the assertion that its official EEO policy is only amended where required by federal law. However the majority of Fortune 500 companies have voluntarily amended their EEO policies to explicitly bar discrimination based on sexual orientation and a significant percentage have also amended their policies to include explicit protections against discrimination based on gender identity.

The Company asserts that it is in the same position as *Commercial Metals Company* (November 5, 2009) where substantial implementation was granted and that the Company's position is distinguishable from *Chesapeake Energy Corporation* (March 30, 2009) where substantial implementation was denied. However, in the *Commercial Metals Company* example, the Company had in fact modified its Equal Opportunity Policy statement as requested by the proponent , while in the present case it has not. (In Commercial Metals the company acceded to the policy change subsequent to the submission of the resolution, and therefore the proponent did not contest the no action request). In the *Chesapeake Energy* example the discussion was about the extent of actual amendment of the EEO policy. Chesapeake Energy had at least amended its EEO policy, but had done so incompletely. In the present matter, by contrast, the Company has not even amended its EEO policy, but has instead declined to do so, and has demonstrated an intention to apply its policy in many states on a discriminatory basis under color of federal law.

CONCLUSION

As demonstrated above, the Proposal is not excludable Rule14a-8(i)(10). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the staff.

Please call me at (413) 549-7333 with respect to any questions or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Patrick Doherty and Jenika Conboy, Office of Comptroller, NY State
James E. Parsons, Exxon Mobil

Exhibit 1
Excerpts of Exxon Mobil's
Standards of Business Conduct

STANDARDS OF BUSINESS CONDUCT


ExxonMobil

November 2011

TABLE OF CONTENTS

INTRODUCTION AND GUIDING PRINCIPLES

FOUNDATION POLICIES

PROCEDURES AND OPEN DOOR COMMUNICATION

INTRODUCTION

The high quality of the directors, officers, and employees of Exxon Mobil Corporation is the Corporation's greatest strength. The resourcefulness, professionalism, and dedication of those directors, officers, and employees make the Corporation competitive in the short term and well positioned for ongoing success in the long term.

The Corporation's directors, officers, and employees are responsible for developing, approving, and implementing plans and actions designed to achieve corporate objectives. The methods we employ to attain results are as important as the results themselves. The Corporation's directors, officers, and employees are expected to observe the highest standards of integrity in the conduct of the Corporation's business.

The Board of Directors of the Corporation has adopted and oversees the administration of the Corporation's *Standards of Business Conduct*. The policies in the *Standards of Business Conduct* are the foundation policies of the Corporation. Wholly-owned and majority-owned subsidiaries of Exxon Mobil Corporation generally adopt policies similar to the Corporation's foundation policies. Thus, the Corporation's foundation policies collectively express the Corporation's expectations and define the basis for the worldwide conduct of the businesses of the Corporation and its majority-owned subsidiaries.

The directors, officers, and employees of Exxon Mobil Corporation are expected to review these foundation policies periodically and apply them to all of their work. The Corporation publishes from time to time guidelines with respect to selected policies. Those guidelines are interpretive and administrative and are not part of the *Standards of Business Conduct*. Any employee who has questions concerning any aspect of these policies should not hesitate to seek answers from management or the other sources indicated in the section below called "Procedures and Open Door Communication."

No one in the ExxonMobil organization has the authority to make exceptions or grant waivers with respect to the foundation policies. Regardless of how much difficulty we encounter or pressure we face in performing our jobs, no situation can justify the willful violation of these policies. Our reputation as a corporate citizen depends on our understanding of and compliance with these policies.

Rex W. Tillerson
Chairman
November 2011

EQUAL EMPLOYMENT OPPORTUNITY POLICY

It is the policy of Exxon Mobil Corporation to provide equal employment opportunity in conformance with all applicable laws and regulations to individuals who are qualified to perform job requirements. The Corporation administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training.

Managers and supervisors are responsible for implementing and administering this policy, for maintaining a work environment free from unlawful discrimination, and for promptly identifying and resolving any problem area regarding equal employment opportunity.

In addition to providing equal employment opportunity, it is also the Corporation's policy to undertake special efforts to:

- develop and support educational programs and recruiting sources and practices that facilitate employment of minorities and women;
- develop and offer work arrangements that help to meet the needs of the diverse work force in balancing work and family obligations;
- establish company training and developmental efforts, practices, and programs that support diversity in the work force and enhance the representation of minorities and women throughout the Corporation;
- foster a work environment free from sexual, racial, or other harassment;
- make reasonable accommodations that enable qualified disabled individuals to perform the essential functions of their jobs;
- emphasize management responsibility in these matters at every level of the organization.

Individuals who believe they have observed or been subjected to prohibited discrimination should immediately report the incident to their supervisors, higher management, or their designated Human Resources Department contacts.

Individuals will not be subjected to harassment, intimidation, discrimination, or retaliation for exercising any of the rights protected by this policy and the various EEO statutes.

EQUAL EMPLOYMENT OPPORTUNITY POLICY
(modified for application in the United States)

It is the policy of Exxon Mobil Corporation to provide equal employment opportunity in conformance with all applicable laws and regulations to individuals who are qualified to perform job requirements regardless of their race, color, sex, religion, national origin, citizenship status, age, genetic information, physical or mental disability, veteran or other legally protected status. The Corporation administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training.

Managers and supervisors are responsible for implementing and administering this policy, for maintaining a work environment free from unlawful discrimination, and for promptly identifying and resolving any problem area regarding equal employment opportunity.

In addition to providing equal employment opportunity, it is also the Corporation's policy to undertake special efforts to:

- develop and support educational programs and recruiting sources and practices that facilitate employment of minorities and women;
- develop and offer work arrangements that help to meet the needs of the diverse work force in balancing work and family obligations;
- establish company training and developmental efforts, practices, and programs that support diversity in the work force and enhance the representation of minorities and women throughout the Corporation;
- foster a work environment free from sexual, racial, or other harassment;
- make reasonable accommodations that enable qualified disabled individuals to perform the essential functions of their jobs;
- emphasize management responsibility in these matters at every level of the organization.

Individuals who believe they have observed or been subjected to prohibited discrimination should immediately report the incident to their supervisors, higher management, or their designated Human Resources Department contacts.

Individuals will not be subjected to harassment, intimidation, threats, coercion, discrimination, or retaliation for opposing any unlawful act or practice, or making a complaint, assisting or participating in an investigation or any other proceeding, or otherwise exercising any of the rights protected by this policy or any federal, state, or local EEO laws.

HARASSMENT IN THE WORKPLACE POLICY

It is the policy of Exxon Mobil Corporation to prohibit any form of harassment in any company workplace. The objective of this policy is to provide a work environment that fosters mutual employee respect and working relationships free of harassment. The Corporation specifically prohibits any form of harassment by or toward employees, contractors, suppliers, or customers.

Under the Corporation's policy, harassment is any inappropriate conduct which has the purpose or effect of:

- creating an intimidating, hostile, or offensive work environment;
- unreasonably interfering with an individual's work performance; or
- affecting an individual's employment opportunity.

Harassment will not be tolerated. Forms of harassment include, but are not limited to, unwelcome verbal or physical advances and sexually, racially, or otherwise derogatory or discriminatory materials, statements, or remarks. All employees, including supervisors and managers, will be subject to disciplinary action up to and including termination for any act of harassment.

Individuals who believe they have been subjected to harassment should immediately report the incident to their supervisors, higher management, or their designated Human Resources Department contacts. All complaints will be promptly and thoroughly investigated.

Employees or supervisors who observe or become aware of harassment should immediately advise their supervisors, higher management, or their designated Human Resources Department contacts. No employee should assume that the Corporation is aware of a problem. All complaints and concerns should be brought to management's or the Human Resources Department's attention so that appropriate corrective steps can be taken.

No retaliation will be taken against any employee because he or she reports a problem concerning possible acts of harassment. Employees can raise concerns and make reports without fear of reprisal. Questions about what constitutes harassing behavior should be directed to the employee's supervisor or Human Resources Department contact.

HARASSMENT IN THE WORKPLACE POLICY
(modified for application in the United States)

It is the policy of Exxon Mobil Corporation to prohibit any form of harassment in any company workplace. The policy prohibits unlawful harassment based on race, color, sex, religion, national origin, citizenship status, age, genetic information, physical or mental disability, veteran or other protected status, as well as any other form of harassment, even if the harassing conduct is lawful.
The objective of this policy is to provide a work environment that fosters mutual employee respect and working relationships free of harassment. The Corporation specifically prohibits any form of harassment by or toward employees, contractors, suppliers, or customers.

Under the Corporation's policy, harassment is any inappropriate conduct, which has the purpose or effect of:

- creating an intimidating, hostile, or offensive work environment;
- unreasonably interfering with an individual's work performance; or
- affecting an individual's employment opportunity.

Harassment will not be tolerated. Forms of harassment include, but are not limited to, unwelcome verbal or physical advances and sexually, racially, or otherwise derogatory or discriminatory materials, statements, or remarks. All employees, including supervisors and managers, will be subject to disciplinary action up to and including termination for any act of harassment.

Individuals who believe they have been subjected to harassment should immediately report the incident to their supervisors, higher management, or their designated Human Resources Department contacts. All complaints will be promptly and thoroughly investigated.

Employees or supervisors who observe or become aware of harassment should immediately advise their supervisors, higher management, or their designated Human Resources Department contacts. No employee should assume that the Corporation is aware of a problem. All complaints and concerns should be brought to management's or the Human Resources Department's attention so that appropriate corrective steps can be taken.

No retaliation will be taken against any employee because he or she reports a problem concerning possible acts of harassment. Employees can raise concerns and make reports without fear of reprisal. Questions about what constitutes harassing behavior should be directed to the employee's supervisor or Human Resources Department contact.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

January 20, 2012

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of shareholder proposal regarding amendment of EEO policy

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between the Comptroller of the State of New York, as Trustee of the New York State Common Retirement Fund, and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. Also included are copies of correspondence with a number of co-filers. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below and request the staff's concurrence that it will not recommend enforcement action. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proposal has been substantially implemented.

A. Background.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

B. Analysis.

The text of the proposal is as follows:

> *RESOLVED: The Shareholders request that ExxonMobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.*

Substantially the same shareholder proposal has been a recurring item of business at ExxonMobil's annual meeting for many years. Votes cast in favor of the proposal have declined in recent years, from a high of 39.6% in 2008 to 19.9% at last year's annual meeting. We believe this voting trend reflects growing understanding on the part of our shareholders that ExxonMobil's employment policies in fact already conform to the proposal's request.

We have previously submitted several unsuccessful no-action requests to the staff on the basis of substantial implementation of this proposal under Rule 14a-8(i)(10). See *Exxon Corporation* (available March 9, 1999); *Exxon Mobil Corporation* (available March 23, 2000); and *Exxon Mobil Corporation* (available March 28, 2002). However, given changes in our policy documents since the last such request, we believe it is timely to revisit the subject and to request the staff's concurrence with our omission of the proposal at this time.

Specifically, the Employment Policies and Practices page on ExxonMobil's internet site now specifically states that our zero-tolerance policy against any form of employment discrimination covers both sexual orientation and gender identity:

Policies against discrimination

Any form of discrimination by or toward employees, contractors, suppliers, and customers in any ExxonMobil workplace is strictly prohibited. Our global, zero-tolerance policy applies to all forms of discrimination, including discrimination based on sexual orientation and gender identity.

http://www.exxonmobil.com/Corporate/careers_emplpolicies.aspx

This language legally supersedes and amends the more general language contained in our base Standards of Business Conduct booklet (a copy of which is posted here: http://www.exxonmobil.com/Corporate/files/corporate/sbc.pdf), which the proponent has previously felt was not specific enough on the issues of sexual orientation and gender identity.

The fact that ExxonMobil's express policy against employment discrimination on the basis of sexual orientation and gender identity is evidenced in one document vs. another has no practical or legal consequence and should not affect the conclusion that ExxonMobil has substantially implemented the proposal. To be clear, in my opinion the statement of our employment policy specifically referencing sexual orientation and gender identity set forth on ExxonMobil's internet employment policy page gives employees and potential employees precisely the same legal standing and access to rights and remedies – including the internal enforcement remedies available for violations of ExxonMobil policy, up to and including termination of the offending employee – as would be the case if these categories were instead referenced in the Standards of Business Conduct booklet.

In addition to having enacted a written non-discrimination employment policy that expressly prohibits discrimination on the basis of sexual orientation and gender identity, ExxonMobil has substantially implemented that policy. First, the policy is broadly and publicly communicated, both through the Employment Policies and Practices internet site and in our annual Corporate Citizenship Report (excerpt from most recent report included as Exhibit 2). The policy is also implemented through specific modules included in our employee training materials (excerpts included as Exhibit 3). ExxonMobil also officially endorses and sponsors an employee network to support gay, lesbian, bisexual and transgendered employees, the mission of which is to encourage awareness and understanding of diversity and inclusion issues around sexual orientation, gender identity and gender expression in the workplace (intranet homepage included as Exhibit 4).

When a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareholders to vote on that same issue. In light of the steps we have taken to adopt and implement an express written employment policy against discrimination on the basis of sexual orientation and gender identity, ExxonMobil is in the same position as the company in *Commercial Metals Company* (available November 5, 2009) (proposal to amend employment policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy could be excluded under rule 14a-8(i)(10) since company policies had been modified to specificalldy prohibit discrimination on those grounds and the revised policies had been communicated and covered in training materials). ExxonMobil's situation is distinguishable from the facts in *Chesapeake Energy Corporation* (available March 30, 2009), in which the company's broad antidiscrimination policy specifically referenced sexual orientation but did not specifically reference gender identity. As previously shown, ExxonMobil's policies now specifically reference both categories.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

This letter and enclosures are being submitted to the staff with a copy to the proponent and to each co-filer.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/jep
Enclosures

cc-w/enc:
Patrick Doherty
State of New York
Office of the State Comptroller
633 Third Avenue 31st Floor
New York, NY 10017

Co-Filers:
Shelley Alpern
Director of Shareholder Advocacy
Trillium Asset Management, LLC
711 Atlantic Ave.
Boston, MA 02111

Timothy Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association of Congregations
20 Beacon Street
Boston, MA 02108

Barbara Heisler
Executive Director
Funding Exchange
666 Broadway, Suite 500
New York, NY 10012

Seth Kirby
Chair, Shareholder Advocacy Committee
The Pride Foundation
1122 East Pike Street PMB 1001
Seattle, WA 98122

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: David Rosenthal

Phone Number: 972-444-1157

Fax Number: 972-444-1505

Date: 12/5/11

Pages ~~to follow~~: 4

Message: ______________________

THOMAS P. DINAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

December 7, 2010

RECEIVED
DEC 6 2011
S.M. DERKACZ

Mr. David S. Rosenthal
Vice President – Investor Relations & Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Rosenthal:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform ExxonMobil Corporation of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of 16,354,959 ExxonMobil Corporation shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

SEXUAL ORIENTATION NON-DISCRIMINATION POLICY- 2012

Whereas: ExxonMobil does not explicitly prohibit discrimination based on sexual orientation and gender identity in its written employment policy;

Over 89% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 95% of Fortune 100 companies, according to the Human Rights Campaign. Nearly 70% of the Fortune 100 and 43% of the Fortune 500 now prohibit discrimination based on gender identity or expression;

We believe that corporations that prohibit discrimination on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to an October, 2009 survey by Harris Interactive and Witeck-Combs, 44% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; an earlier survey found that almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Twenty-one states, the District of Columbia and more than 160 cities and counties, have laws prohibiting employment discrimination based on sexual orientation; 12 states and the District of Columbia have laws prohibiting employment discrimination based on sexual orientation and gender identity;

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for gay and lesbian employees;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in May 2009, 89% of respondents favored equal opportunity in employment for gays and lesbians;

Resolved: The Shareholders request that ExxonMobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and

local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. ExxonMobil will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Robert A. Luettgen
Assistant Secretary

December 7, 2011

ExxonMobil

VIA UPS – OVERNIGHT DELIVERY

Mr. Patrick Doherty
State of New York
Office of the State Comptroller
633 Third Avenue 31st Floor
New York, NY 10017

Dear Mr. Doherty:

This will acknowledge receipt of the proposal concerning an amendment of EEO policy, which you have submitted on behalf of the New York State Common Retirement Fund (the "Proponent") in connection with ExxonMobil's 2012 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b)(2)(i), sufficient proof may be in the form of a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 5, 2011), the Proponent continuously held the requisite number of ExxonMobil shares for at least one year.

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that, as of the date the proposal was submitted, the Proponent continuously held the requisite number of ExxonMobil shares for at least one year.

- If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the securities are held verifying that, as of the date the proposal was submitted, the Proponent continuously held the requisite number of ExxonMobil shares for at least one year. The Proponent should be able to find out who this DTC participant is by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares knows the Proponent's broker's or bank's holdings, but does not know the Proponent's holdings, the Proponent needs to satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Alternatively, if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, the Proponent can demonstrate eligibility to submit a shareholder proposal in accordance with Rule 14a-8(b)(ii) by providing a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by *email to proxy@exxonmobil.com.*

You should note that, if the proposal is not withdrawn or excluded, the Proponent or his representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to act as your proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, your representative must have the authority to vote your shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will now distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in continuing our discussion on this proposal and will contact you in the near future.

Sincerely,

RAL/ljg

Enclosures

Attachments omitted for scanning purposes only.



Exxon Mobil

SHAREHOLDER PROPOSAL

DEC 13 2011

NO. OF SHARES________

DISTRIBUTION: DSR: RME: RAL: LKB: JEP: DGH: SMD

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: David Rosenthal

Phone Number: 972-444-1157

Fax Number: 972-444-1505

Date: 12/13/11

Pages ~~to follow~~: 2

Message: JP Morgan holdings certification attached

J.P.Morgan

Wayne Lewis-Hutchinson
Vice President
Client Service
Worldwide Securities Services

December 9, 2011

Robert A. Luettgen
Assistant Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Luettgen,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller as sole Trustee of the New York State Common Retirement Fund, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Exxon Mobil Corporation continuously for at least one year as of December 5, 2011.

Please note, that J.P. Morgan Chase, as custodian and a member of the Depository Trust Company (DTC), for the New York State Common Retirement Fund, held a total of 17,099,413 shares of common stock as of December 5, 2011 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,

Wayne Lewis-Hutchinson

cc: Patrick Doherty – NYSCRF
Gianna McCarthy – NYSCRF
Elaine Reilly – NYSCRF
George Wong - NYSCRF

SHAREHOLDER PROPOSAL

DEC 13 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

4 New York Plaza 12th Floor, New York, NY 10004
Telephone: +1 212 623 8546 Facsimile: +1 212 623 8604 wayne.l.lewis-hutchinson@jpmorgan.com
JPMorgan Chase Bank, N.A.

TRILLIUM ASSET MANAGEMENT
Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

December 14, 2011

David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES ______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Dear Mr. Rosenthal:

Trillium Asset Management Corp. ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $900 million for institutional and individual clients.

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with Exxon Mobil Corporation on behalf of our client Louise B. Rice. Trillium submits this shareholder proposal for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Louise B. Rice holds more than $2,000 of Exxon Mobil Corporation common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2012 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Exxon Mobil Corporation about the contents of our proposal.

Please direct any communications to me at (617) 292-8026 ext. 248; Trillium Asset Management, 711 Atlantic Ave., Boston, MA 02111; or via email at salpern@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Shelley Alpern
Director of Shareholder Advocacy
Trillium Asset Management, LLC

Cc: Rex W. Tillerson, Chairman, Chief Executive Officer, President

Enclosures

SEXUAL ORIENTATION NON-DISCRIMINATION POLICY 2011

Whereas: ExxonMobil does not explicitly prohibit discrimination based on sexual orientation and gender identity in its written employment policy;

Over 89% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 95% of Fortune 100 companies, according to the Human Rights Campaign. Nearly 70% of the Fortune 100 and 43% of the Fortune 500 now prohibit discrimination based on gender identity or expression;

We believe that corporations that prohibit discrimination on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to an October, 2009 survey by Harris Interactive and Witeck-Combs, 44% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; an earlier survey found that almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Twenty-one states, the District of Columbia and more than 160 cities and counties, have laws prohibiting employment discrimination based on sexual orientation; 12 states and the District of Columbia have laws prohibiting employment discrimination based on sexual orientation and gender identity;

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for gay and lesbian employees;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in May 2009, 89% of respondents favored equal opportunity in employment for gays and lesbians;

Resolved: The Shareholders request that ExxonMobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and

local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. ExxonMobil will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

VIA E-MAIL david.g.henry@exxonmobil.com

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning sexual orientation non-discrimination policy, which I have co-filed on behalf of Louise Rice for the 2012 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate New York State Common Retirement Fund as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize Exxon Mobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Shelley Alpern
Director of Shareholder Advocacy
Trillium Asset Management LLC
711 Atlantic Avenue
Boston, MA 02111
617-292-8026, x 248

www.trilliuminvest.com

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SH

DISTRIBUTION: ... RML: RAL: LKB: JEP: DGH: SMD

Gilbert, Jeanine

From:	Henry, David G
Sent:	Thursday, December 15, 2011 10:45 AM
To:	Gilbert, Jeanine
Subject:	FW: Shareholder resolutions
Attachments:	Letter to David G. Henry, Shareholder Relations LGBT.docx; Letter to David G. Henry, Shareholder Relationsoil sands.docx

I believe 2 co-filers

From: Tauby Warriner [mailto:TWarriner@trilliuminvest.com]
Sent: Thursday, December 15, 2011 10:43 AM
To: Henry, David G
Cc: Shelley Alpern
Subject: Shareholder resolutions

Dear Mr. Henry,

My colleague, Shelley Alpern, asked me to send you the attached letters in connection with two shareholder resolutions that our company filed yesterday on behalf of two of our clients. Please let me know if you need any additional information.

Thank you.

Tauby Warriner
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111-2809
617 423 6655

VIA E-MAIL david.g.henry@exxonmobil.com

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning sexual orientation non-discrimination policy, which I have co-filed on behalf of Louise Rice for the 2012 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate New York State Common Retirement Fund as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize Exxon Mobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Shelley Alpern
Director of Shareholder Advocacy
Trillium Asset Management LLC
711 Atlantic Avenue
Boston, MA 02111
617-292-8026, x 248

www.trilliuminvest.com

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 20, 2011

VIA UPS – OVERNIGHT DELIVERY

Ms. Shelley Alpern
Director of Shareholder Advocacy
Trillium Asset Management, LLC
711 Atlantic Ave.
Boston, MA 02111

Dear Ms. Alpern:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Ms. Louise B. Rice (the "Co-filer") the proposal previously submitted by the New York State Common Retirement Fund concerning an amendment of EEO policy in connection with ExxonMobil's 2012 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a Co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Co-filer has satisfied these ownership requirements. To remedy this defect, the Co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b)(2)(i), sufficient proof may be in the form of a written statement from the "record" holder of the Co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 14, 2011), the Co-filer continuously held the requisite number of ExxonMobil shares for at least one year. The Co-filer must also include its own written statement that the Co-filer intends to continue to hold the securities through the date of the 2012 annual meeting.

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Co-filer can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Co-filer's broker or bank is a DTC participant, then the Co-filer needs to submit a written statement from its broker or bank verifying that, as of the date the proposal was submitted, the Co-filer continuously held the requisite number of ExxonMobil shares for at least one year.

- If the Co-filer's broker or bank is not a DTC participant, then the Co-filer needs to submit proof of ownership from the DTC participant through which the securities are held verifying that, as of the date the proposal was submitted, the Co-filer continuously held the requisite number of ExxonMobil shares for at least one year. The Co-filer should be able to find out who this DTC participant is by asking the Co-filer's broker or bank. If the Co-filer's broker is an introducing broker, the Co-filer may also be able to learn the identity and telephone number of the DTC participant through the Co-filer's account statements, because the clearing broker identified on the Co-filer's account statements will generally be a DTC participant. If the DTC participant that holds the Co-filer's shares knows the Co-filer's broker's or bank's holdings, but does not know the Co-filer's holdings, the Co-filer needs to satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the Co-filer's broker or bank confirming the Co-filer's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Alternatively, if the Co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, the Co-filer can demonstrate eligibility to submit a shareholder proposal in accordance with Rule 14a-8(b)(ii) by providing a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to proxy@exxonmobil.com.

In light of the SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will now distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

David Henry

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

Enclosures

c: Mr. Patrick Doherty

Attachments omitted for scanning purposes only.

TRILLIUM ASSET MANAGEMENT
Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

December 28, 2011

Via FedEx

David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Re: Request for verification

Dear Mr. Rosenthal:

Per your request and in accordance with the SEC Rules, please find the attached authorization letter from Louise Rice as well as the letter from Charles Schwab Advisor Services verifying Louise Rice's ownership of the position.

Please contact me if you have any questions at (617) 292-8026 ext. 248; Trillium Asset Management LLC. 711 Atlantic Ave., Boston, MA 02111; or via email at salpern@trilliuminvest.com.

Sincerely,

Shelley Alpern
Director of Shareholder Advocacy
Trillium Asset Management, LLC

Cc: Rex W. Tillerson, Chairman, Chief Executive Officer, President

SHAREHOLDER PROPOSAL

Enclosures

DEC 29 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

BOSTON
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179
800-548-5684

DURHAM
353 West Main Street, Second Floor
Durham, North Carolina 27701-3215
T: 919-688-1265 F: 919-688-1451
800-853-1311

SAN FRANCISCO BAY
100 Larkspur Landing Circle, Suite 105
Larkspur, California 94939-1741
T: 415-925-0105 F: 415-925-0108
800-933-4806

1/3



1958 Summit Park Dr. Orlando, FL 32810

December 27, 2011

Re: Louise Rice *** FISMA & OMB Memorandum M-07-16 ***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 298 shares of common stock Exxon Mobil Corporation. These 298 shares have been held in this account continuously for one year prior to December 14, 2011.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Darrell Pass

Darrell Pass
Director

SHAREHOLDER PROPOSAL

DEC 29 2011

NO. OF SHARES______________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 15, 2011

Shelley Alpern
Director of Shareholder Advocacy
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Alpern:

I hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on my behalf at Exxon Mobil Corporation.

I am the beneficial owner of more than $2,000 worth of common stock in Exxon Mobil Corporation that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2012.

I specifically give Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Louise B. Rice
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

SHAREHOLDER PROPOSAL

DEC 29 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

OVERNIGHT MAIL AND FAX (972-444-1505)

December 14, 2011

Mr. David S. Rosenthal
Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving ,Texas 75039-2298

Dear Mr. Rosenthal:

The Unitarian Universalist Association of Congregations ("UUA"), holder of 87 shares in Exxon Mobil Corporation ("Company"), is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity. We are joining with the New York State Common Retirement Fund (NYSCRF) in filing this resolution. Mr. Patrick Doherty represents NYSCRF which is the primary filer.

This resolution is submitted by the Unitarian Universalist Association of Congregations, which is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been forces in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $135 million, the earnings of which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

Affirming the Worth and Dignity of All People

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Verification that we are beneficial owners of 87 shares of Exxon Mobil Corporation is provided. If you have questions or wish to discuss the proposal, you may contact me by phone (617-948-4305) or email at tbrennan@uua.org.

Yours very truly,

Timothy Brennan
Treasurer and Chief Financial Officer

Enclosure: Shareholder resolution to prohibit discrimination based on sexual orientation and gender identity

CC: Patrick Doherty

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES____

DISTRIBUTION: DSR: RME: RAL: LKB: JEP: DGH: SMD

SEXUAL ORIENTATION NON-DISCRIMINATION POLICY

Whereas: ExxonMobil Corporation ("ExxonMobil") does not explicitly prohibit discrimination based on sexual orientation and gender identity in its written employment policy;

Over 84% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 93% of Fortune 100 companies, according to the Human Rights Campaign; over 34% now prohibit discrimination based on gender identity;

We believe that corporations that prohibit discrimination on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to an October, 2009 survey by Harris Interactive and Witeck-Combs, 44% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; an earlier survey found that almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Twenty states, the District of Columbia and more than 180 cities and counties, have laws prohibiting employment discrimination based on sexual orientation; 12 states and the District of Columbia have laws prohibiting employment discrimination based on sexual orientation and gender identity;

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for gay and lesbian employees;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three quarters of the American *people support equal rights in the workplace for gay men, lesbians and bisexuals; for* example, in a Gallup poll conducted in May 2009, 89% of respondents favored equal opportunity in employment for gays and lesbians;

Resolved: The Shareholders request that ExxonMobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and

local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. ExxonMobil will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.



SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES________

DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

12/14/2011

To Whom It May Concern:

As of December 14, 2011, State Street Bank has held 87 shares of EXXON MOBIL CORP, in account number FISMA & OMB Memorandum M-07-16 *** The shares have been held in custody for more than one year and are thus eligible to file a shareholder proposal. The Unitarian Universalist Association is the beneficial owner of these shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Kevin Day
Client Service, Officer
State Street Corporation
Wealth Manager Services
816-871-9410

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 20, 2011

VIA UPS – OVERNIGHT DELIVERY

Mr. Timothy Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

Dear Mr. Brennan:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Unitarian Universalist Association of Congregations (the "Co-filer") the proposal previously submitted by the New York State Common Retirement Fund concerning an amendment of EEO policy in connection with ExxonMobil's 2012 annual meeting of shareholders. By copy of a letter from State Street, share ownership has been verified.

In light of the SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will now distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Dave Henry

DGH/ljg

c: Mr. Patrick Doherty



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948.4305 tel
617 367 3237 fax

www.uua.org

SENT BY FAX (972-444-1505)

SHAREHOLDER PROPOSAL

DEC 23 2011

NO. OF SHARES_____
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 22, 2011

Investor Relations
Attn: Dave Henry
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving ,Texas 75039-2298

Re: Shareholder resolution filed by the New York State Common Retirement Fund

Dear Mr. Henry:

This is in response to your letter of December 20, 2011. As stated in my letter of December 14, 2011, the Unitarian Universalist Association is a co-filer of the shareholder resolution addressing the Exxon's equal employment opportunity policy. The lead filer of the resolution is the New York State Common Retirement Fund (NYSCRF). It was our intent in co-filing to delegate to NYSCRF clear authority to act on behalf of the UUA in all respects. I apologize if that was not clear in our letter.

As stated in my original letter, I can be reached by phone at 617-948-4305 or email at tbrennan@uua.org. In the same spirit, it would be useful if you would provide full contact information for yourself, including email, voice number and fax number.

Yours very truly,

Timothy Brennan
Treasurer and Chief Financial Officer

CC: Patrick Doherty

Affirming the Worth and Dignity of All People



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

SHAREHOLDER PROPOSAL

DEC 29 2011

NO. OF SHARES___________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

SENT BY FAX (972-444-1505)

December 22, 2011

Investor Relations
Attn: Dave Henry
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving ,Texas 75039-2298

Re: Shareholder resolution filed by the New York State Common Retirement Fund

Dear Mr. Henry:

This is in response to your letter of December 20, 2011. As stated in my letter of December 14, 2011, the Unitarian Universalist Association is a co-filer of the shareholder resolution addressing the Exxon's equal employment opportunity policy. The lead filer of the resolution is the New York State Common Retirement Fund (NYSCRF). It was our intent in co-filing to delegate to NYSCRF clear authority to act on behalf of the UUA in all respects. I apologize if that was not clear in our letter.

As stated in my original letter, I can be reached by phone at 617-948-4305 or email at tbrennan@uua.org. In the same spirit, it would be useful if you would provide full contact information for yourself, including email, voice number and fax number.

Yours very truly,

Timothy Brennan
Treasurer and Chief Financial Officer

CC: Patrick Doherty

Affirming the Worth and Dignity of All People

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

SHAREHOLDER PROPOSAL

ExxonMobil DEC 29 2011

NO. OF SHARES____________
DISTRIBUTION: DSS: RME: RAL:
LKR: IFP: DGH: SMD

December 20, 2011

VIA UPS – OVERNIGHT DELIVERY

Mr. Timothy Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

Dear Mr. Brennan:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Unitarian Universalist Association of Congregations (the "Co-filer") the proposal previously submitted by the New York State Common Retirement Fund concerning an amendment of EEO policy in connection with ExxonMobil's 2012 annual meeting of shareholders. By copy of a letter from State Street, share ownership has been verified.

In light of the SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will now distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Dave Henry

DGH/ljg

c: Mr. Patrick Doherty


FILE COPY

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2011

VIA UPS – OVERNIGHT DELIVERY

Ms. Barbara Heisler
Executive Director
Funding Exchange
666 Broadway, Suite 500
New York, NY 10012

Dear Ms. Heisler:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Funding Exchange (the "Co-filer") the proposal previously submitted by the NY State Common Retirement Fund concerning an amendment of EEO policy in connection with ExxonMobil's 2012 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a Co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Co-filer has satisfied these ownership requirements. To remedy this defect, the Co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b)(2)(i), sufficient proof may be in the form of a written statement from the "record" holder of the Co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 14, 2011), the Co-filer continuously held the requisite number of ExxonMobil shares for at least one year. The Co-filer must also include its own written statement that the Co-filer intends to continue to hold the securities through the date of the 2012 annual meeting.

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Co-filer can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Co-filer's broker or bank is a DTC participant, then the Co-filer needs to subimit a written statement from its broker or bank verifying that, as of the date the proposal was submitted, the Co-filer continuously held the requisite number of ExxonMobil shares for at least one year.

- If the Co-filer's broker or bank is not a DTC participant, then the Co-filer needs to submit proof of ownership from the DTC participant through which the securities are held verifying that, as of the date the proposal was submitted, the Co-filer continuously held the requisite number of ExxonMobil shares for at least one year. The Co-filer should be able to find out who this DTC participant is by asking the Co-filer's broker or bank. If the Co-filer's broker is an introducing broker, the Co-filer may also be able to learn the identity and telephone number of the DTC participant through the Co-filer's account statements, because the clearing broker identified on the Co-filer's account statements will generally be a DTC participant. If the DTC participant that holds the Co-filer's shares knows the Co-filer's broker's or bank's holdings, but does not know the Co-filer's holdings, the Co-filer needs to satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the Co-filer's broker or bank confirming the Co-filer's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Alternatively, if the Co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, the Co-filer can demonstrate eligibility to submit a shareholder proposal in accordance with Rule 14a-8(b)(ii) by providing a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to proxy@exxonmobil.com.

In light of the SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will now distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Dave Henry

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

Enclosures

c: Mr. Patrick Doherty
Mr. Timothy Smith

Attachments omitted for scanning purposes only.


Funding
Exchange

"Change, Not Charity"
666 Broadway, Suite #500
New York, NY 10012
212.529.5300
Fax: 212.982.9272
E-mail: fexexc@aol.com
http://www.fex.org

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES___________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

Mr. David Rosenthal
Corporate Secretary
Exxon Mobil Corp.
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

The Funding Exchange holds 100 shares of Exxon Mobil Corp. stock. The Funding Exchange is a network of regionally-based community foundations that currently makes grants each year for projects related to social and economic justice. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among our top social objectives is the assurance that our companies are doing all that they can do to be more transparent with regards to non-discrimination in the workplace.

Therefore we are co-filing the enclosed resolution with the New York State Common Retirement Fund as the lead filer for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Funding Exchange is the beneficial owner of over $2,000 worth of Exxon Mobil stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. We have been a continuous shareholder for more than one year. We will continue to be an investor of at least $2,000 market value of the required number of shares through the 2012 stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules. We will be pleased to provide additional proof of ownership from our sub-custodian, a DTC participant, upon request.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management our investment manager. (617-726-7155 or tsmith@bostontrust.com). We hereby deputize New York State Common Retirement Funds to act on our behalf in withdrawing this resolution.

Thank you.

Sincerely,

Barbara Heisler
Executive Director

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES__________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

SEXUAL ORIENTATION NON-DISCRIMINATION POLICY-201[illegible]

Whereas: ExxonMobil does not explicitly prohibit discrimination based on sexual orientation and gender identity in its written employment policy;

Over 89% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 95% of Fortune 100 companies, according to the Human Rights Campaign. Nearly 70% of the Fortune 100 and 43% of the Fortune 500 now prohibit discrimination based on gender identity or expression;

We believe that corporations that prohibit discrimination on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to an October, 2009 survey by Harris Interactive and Witeck-Combs, 44% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; an earlier survey found that almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Twenty-one states, the District of Columbia and more than 160 cities and counties, have laws prohibiting employment discrimination based on sexual orientation; 12 states and the District of Columbia have laws prohibiting employment discrimination based on sexual orientation and gender identity;

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for gay and lesbian employees;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in May 2009, 89% of respondents favored equal opportunity in employment for gays and lesbians;

Resolved: The Shareholders request that ExxonMobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and

local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. ExxonMobil will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.


Boston Trust & Investment
Management Company

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the Funding Exchange through its Walden Asset Management division.

We are writing to verify that our client Funding Exchange currently owns 100 shares of Exxon Mobil Corporation (Cusip #30231G102). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that Funding Exchange has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of Exxon Mobil Corporation and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Additional documentation confirming ownership from our sub-custodian who are DTC participants will be provided upon request.

Further, it is our intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Timothy Smith

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management



1122 East Pike Street PMB 1001
Seattle, Washington 98122
Phone 206.323.3318 or 800.735.7287
Fax 206.323.1017
Email info@pridefoundation.org
Web www.pridefoundation.org

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES__________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

Mr. David Rosenthal
Corporate Secretary
Exxon Mobil Corp.
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

The Pride Foundation holds 5,000 shares of Exxon Mobil stock. The Pride Foundation connects, inspires and strengthens the Pacific Northwest Lesbian, Gay, Bisexual and Transgender (LGBT) community in pursuit of equality. We accomplish this in rural and urban areas by awarding grants and scholarships and cultivating leaders.

We are filing the enclosed shareholder proposal as a co-filer with New York State Common Retirement Funds as the primary filer for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Pride Foundation is the beneficial owner of $2,000 worth of Exxon Mobil stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. We have been a continuous shareholder for more than one year and verification of ownership is enclosed. We will continue to hold at least $2,000 worth of Exxon Mobil stock through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules. We will provide additional proof of ownership from our sub-custodian, a DTC participant upon request.

Please copy correspondence to both myself and to Tim Smith at Walden Asset Management at 617-726-7155 or tsmith@bostontrust.com as Walden is our investment manager. We hereby deputize New York State Common Retirement Funds to act on our behalf in withdrawing this resolution.

Sincerely,

Seth Kirby
Chair, Shareholder Advocacy Committee

Marschel Paul
Executive Director

Giving Together. Building Community.

SEXUAL ORIENTATION NON-DISCRIMINATION POLICY 2012

Whereas: ExxonMobil does not explicitly prohibit discrimination based on sexual orientation and gender identity in its written employment policy;

Over 89% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 95% of Fortune 100 companies, according to the Human Rights Campaign. Nearly 70% of the Fortune 100 and 43% of the Fortune 500 now prohibit discrimination based on gender identity or expression;

We believe that corporations that prohibit discrimination on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to an October, 2009 survey by Harris Interactive and Witeck-Combs, 44% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; an earlier survey found that almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Twenty-one states, the District of Columbia and more than 160 cities and counties, have laws prohibiting employment discrimination based on sexual orientation; 12 states and the District of Columbia have laws prohibiting employment discrimination based on sexual orientation and gender identity;

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for gay and lesbian employees;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in May 2009, 89% of respondents favored equal opportunity in employment for gays and lesbians;

Resolved: The Shareholders request that ExxonMobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and

local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance effor[illegible] discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. ExxonMobil will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.


Boston Trust & Investment
Management Company

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Pride Foundation** through its Walden Asset Management division.

We are writing to verify that our client **Pride Foundation** currently owns **5,000** shares of **Exxon Mobil Corporation** (Cusip **#30231G102**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Pride Foundation** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **Exxon Mobil Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Additional documentation confirming ownership from our sub-custodian who are DTC participants will be provided upon request.

Further, it is our intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax: 617.227.2690


FILE COPY

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2011

VIA UPS – OVERNIGHT DELIVERY

Mr. Seth Kirby
Chair, Shareholder Advocacy Committee
The Pride Foundation
1122 East Pike Street PMB 1001
Seattle, WA 98122

Dear Mr. Kirby:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of The Pride Foundation (the "Co-filer") the proposal previously submitted by the NY State Common Retirement Fund concerning an amendment of EEO policy in connection with ExxonMobil's 2012 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a Co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the *proposal for at least one year as of the date the shareholder proposal was submitted.* The Co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Co-filer has satisfied these ownership requirements. To remedy this defect, the Co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b)(2)(i), sufficient proof may be in the form of a written statement from the "record" holder of the Co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 14, 2011), the Co-filer continuously held the requisite number of ExxonMobil shares for at least one year. The Co-filer must also include its own written statement that the Co-filer intends to continue to hold the securities through the date of the 2012 annual meeting.

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Co-filer can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Co-filer's broker or bank is a DTC participant, then the Co-filer needs to submit a written statement from its broker or bank verifying that, as of the date the proposal was submitted, the Co-filer continuously held the requisite number of ExxonMobil shares for at least one year.

- If the Co-filer's broker or bank is not a DTC participant, then the Co-filer needs to submit proof of ownership from the DTC participant through which the securities are held verifying that, as of the date the proposal was submitted, the Co-filer continuously held the requisite number of ExxonMobil shares for at least one year. The Co-filer should be able to find out who this DTC participant is by asking the Co-filer's broker or bank. If the Co-filer's broker is an introducing broker, the Co-filer may also be able to learn the identity and telephone number of the DTC participant through the Co-filer's account statements, because the clearing broker identified on the Co-filer's account statements will generally be a DTC participant. If the DTC participant that holds the Co-filer's shares knows the Co-filer's broker's or bank's holdings, but does not know the Co-filer's holdings, the Co-filer needs to satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the Co-filer's broker or bank confirming the Co-filer's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Alternatively, if the Co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting *the Co-filer's ownership of the requisite number of ExxonMobil shares as of or before* the date on which the one-year eligibility period begins, the Co-filer can demonstrate eligibility to submit a shareholder proposal in accordance with Rule 14a-8(b)(ii) by providing a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to proxy@exxonmobil.com.

In light of the SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will now distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

Enclosures

c: Mr. Pat Doherty
Mr. Timothy Smith

Attachments omitted for scanning purposes only.



Employee health

A healthy workforce benefits our business and the broader community. At ExxonMobil, we provide programs and services to help our employees live healthier lives.

Our *Malaria Control Program* comprehensively combats malaria through awareness, [illegible], preventive medication, and early diagnosis and treatment. We track [illegible] in [illegible] operations. In 2010, [illegible] malaria cases were reported [illegible] of the thousands of [illegible] workers located in [illegible] areas.

Our workplace *HIV/AIDS* [illegible] [illegible] education with [illegible] to community-based care and treatment [illegible] [illegible] HIV-positive workers [illegible] with the illness. ExxonMobil does not [illegible] HIV and HIV status is not a factor in [illegible] an employee's ability to work.

Employment policies

Our employment practices are governed by our *Standards of Business Conduct*, which support our commitment to equal employment opportunity, prohibit harassment and discrimination in the workplace, and are consistent with applicable laws and regulations of the countries in which we operate.

Any form of discrimination by or toward employees, contractors, suppliers, and customers in any ExxonMobil workplace is strictly prohibited. Our global, zero-tolerance policy applies to all forms of discrimination, including discrimination based on sexual orientation and gender identity. All employees are subject to disciplinary action up to, and including, termination for any act of harassment.

Diversity

Our *Global Workforce Diversity Framework* is intended to attract, develop, and retain a premier workforce; actively foster a work environment where individual and cultural differences are respected and valued; and identify and develop leadership capabilities of employees to perform effectively in a variety of environments.

Currently, women account for about 26 percent of our worldwide workforce, excluding company-operated retail stores. In 2010, 40 percent of management and professional new hires were women, significantly higher than the percentage of women in our broader employee population. Approximately 14 percent of executive employees worldwide are women, compared to 13 percent in 2009.

Based on U.S. Equal Employment Opportunity Commission reporting, minorities comprised approximately one-third of our U.S. workforce and about 21 percent of officials and managers in 2010.

A culture of safety

To be fully effective and to drive sustained safety performance improvements, we proactively develop a safety culture grounded in leadership at every level of the organization.


Workplaces Where Nobody Gets Hurt



Djekliamber Mbainade
Contracted pipefitter, Chad
The day's appointed safety observer

Each morning, the supervisor designates a new safety observer. Today, it was me so I had the job of leading the morning toolbox safety meeting. This morning, we talked about personal protective equipment needed for today's work, expected hazards, and then we did a "step back 5x5." That's a procedure where we all talk about hazards and what to do about them before beginning a task. Then I watched closely all day. I guard the safety of my friends. While they concentrate on work, I concentrate on their safety. I have the power to stop the work if I see something happening where I can help. Even though my job is pipefitter, we all learn all the time about safety, how we can keep ourselves and our team members safe.

2010 Percent Female Management and Professional New Hires by Geographic Region

Worldwide total · Asia Pacific · Latin America · Europe · United States · North America (excluding United States) · Africa/Middle East

Region	Percent
Worldwide total	40%
Asia Pacific	47%
Latin America	45%
Europe	44%
United States	33%
North America (excluding United States)	32%
Africa/Middle East	31%


Working Together
Harassment Policy
eLearning
Proceed to Next Page

Recognizing Harassment

Taunting Based On Perceived Sexual Orientation:

In Betty's work group, her co-workers' idea of sport is to speculate about her sexual orientation. Male co-workers frequently use innuendoes, double entendres, sexual epithets and explicit sexual references in commenting on her sexual orientation. Betty is offended and disturbed by their behavior. She hates coming to work but values her job and the security it provides for her. Betty is reluctant to complain because she believes it would only exacerbate the taunting and that her co-workers would find subtle ways to retaliate against her and make her work life more difficult.


Working Together
Harassment Policy
eLearning
Proceed to Next Section

Recognizing Harassment

Taunting Based On Perceived Sexual Orientation: (continued)

Betty's co-workers have violated our harassment policy by creating a hostile work environment through their actions . Their taunting and teasing have embarrassed and angered Betty, destroyed her enthusiasm for her job and restricted her ability to concentrate on her work. Degrading jokes, comments, or innuendoes related to any aspect of an individual's characteristics, including actual or perceived sexual orientation, create a hostile and offensive work environment and are prohibited by our policy.


Working Together
Harassment Policy
eLearning
Proceed to Next Page

Questions and Answers

20. Does ExxonMobil's *Equal Employment Opportunity* (EEO) policy also prohibit discrimination based on sexual orientation?

Yes. Discrimination based on sexual orientation or other non-work-related individual charateristics not specifically listed in the *EEO* policy, is prohibited. ExxonMobil administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training.

ExxonMobil
Taking on the world's toughest energy challenges.

PRIDE

Mission

The People for Respect, Inclusion, and Diversity of Employees (PRIDE) exists to support gay, lesbian, bisexual, transgendered employees and our allies, and to encourage awareness and understanding of diversity and inclusion issues around sexual orientation, gender identity and gender expression in the workplace.


PEOPLE FOR RESPECT, INCLUSION, AND DIVERSITY OF EMPLOYEES
GLBT EMPLOYEE NETWORK
PRIDE

Links

- Diversity Network
- Clinton PRIDE

Contact List

Vision

PRIDE will create programs and events, and will pursue other oppourtunities in order to:

- Further our mission and core objectives (as examples: mentoring, coaching, and networking events and activities)
- Enhance the personal and professional development of

PRIDE members.

- Further the business objectives of ExxonMobil.